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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-071807

         P R O S P E C T U S  S U P P L E M E N T
(To Prospectus Dated November 1, 2000)

4,600,000 Shares

Corporate Office Properties Trust

Common Shares of Beneficial Interest

        We are selling 4,600,000 common shares. We have granted the underwriters an option to purchase up to 690,000 additional common shares to cover over-allotments.

        We are a real estate investment trust that owns and operates suburban office properties in select Mid-Atlantic regions. As of March 31, 2003, we owned a total of 112 suburban office properties, including three properties owned through joint ventures, aggregating approximately 9.1 million rentable square feet that were approximately 91% occupied.

        Our common shares are traded on the New York Stock Exchange under the symbol "OFC." The last reported sale price on May 20, 2003 was $15.96 per share.

        The underwriters have agreed to purchase the common shares from us at a price of $15.03 per share, which will result in aggregate net proceeds to us of $69,138,000. The underwriters propose to offer the common shares offered by this prospectus supplement from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the underwriters. See "Underwriting."

        Delivery of the common shares will be made on or about May 27, 2003.

        Investing in our common shares involves risks. See "Risk Factors" beginning on page S-2 of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Legg Mason Wood Walker Incorporated	McDonald Investments Inc.

May 20, 2003

        You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than the dates of the specific information.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

        The terms "COPT," "Company," "we," "our" and "us" refer to Corporate Office Properties Trust and its subsidiaries, including Corporate Office Properties, L.P., referred to as our operating partnership, Corporate Office Management, Inc. ("COMI"), Corporate Development Services, LLC, Corporate Office Services, LLC, Corporate Realty Management, LLC, and Corporate Cooling & Controls, LLC, unless the context suggests otherwise. The term "you" refers to a prospective investor.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        We are providing information to you about this offering of our common shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this "prospectus," we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and our documents incorporated by reference herein and therein contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition of our business. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, actual results may differ materially from those addressed in the forward-looking statements. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

        Important facts that may affect these expectations, estimates or projections include, but are not limited to: our ability to borrow on favorable terms; general economic and business conditions, which will, among other things, affect office property demand and rents, tenant creditworthiness, interest rates and financing availability; adverse changes in the real estate markets including, among other things, competition with other companies; risks of real estate acquisition and development; governmental actions and initiatives; environmental requirements; and the other factors described in this prospectus supplement beginning on page S-2 under the heading "Risk Factors."

RISK FACTORS

        You should carefully consider the risks and uncertainties described below before purchasing our common shares. While our most significant risks and uncertainties are described below, these are not the only risks that we face. If any of the following actually occurs, our business, financial condition or operating results could be materially harmed, the trading price of our common shares could decline and you may lose all or part of your investment. You should carefully consider each of the risks and uncertainties below and all of the information in this prospectus supplement, the accompanying prospectus and the documents we refer you to in the section in this prospectus supplement called "Where You Can Find More Information."

        We may suffer adverse consequences as a result of our reliance on rental revenues for our income.

        We earn revenue from renting our properties. Our operating costs do not necessarily fluctuate in relation to changes in our rental revenue. This means that our costs will not necessarily decline and may increase even if our revenues decline.

        For new tenants or upon lease expiration for existing tenants, we generally must make improvements and pay other tenant-related costs for which we may not receive increased rents. We also make building-related capital improvements for which tenants may not reimburse us.

        If our properties do not generate revenue sufficient to meet our operating expenses and capital costs, we may have to borrow additional amounts to cover these costs. In such circumstances, we would likely have lower profits or possibly incur losses. We may also find in such circumstances that we are unable to borrow to cover such costs, in which case our operations could be adversely affected. Moreover, there may be less or no cash available for distributions to our shareholders.

        Adverse developments concerning some of our key tenants could have a negative impact on our revenue.

        As of March 31, 2003, ten tenants accounted for approximately 45.6% of our total annualized rental revenue, and four of these tenants accounted for approximately 31.0% of our total annualized rental revenue. Information regarding our four largest tenants is set forth below:

Tenant	Total Annualized Rental Revenue at 3/31/03	Percentage of Total Annualized Rental Revenue	Number of Buildings in Which Tenant Leased Space
	(in thousands)
United States Government(1)	$20,550	13.6%	20
Computer Sciences Corporation(2)	9,871	6.5%	3
AT&T Local Services(2)	9,028	6.0%	6
Unisys(3)	7,593	5.0%	3

(1)
Generally, the leases with the United States Government provide for one-year terms or provide for early termination rights. The United States Government may terminate its leases if, among other reasons, the United States Congress fails to provide funding. Congress has appropriated funds for these leases through September 2003.

(2)
Includes affiliated companies and organizations.

(3)
Unisys subleases some of its space to Merck and Co., Inc. Revenue from this subleased space is not included in total annualized rental revenue for Unisys.

        If any of our four largest tenants fail to make rental payments to us, or if the United States Government elects to terminate several of its leases and the space cannot be re-leased on satisfactory terms, there would be an adverse effect on our financial performance and distributions to shareholders.

        We classify the revenue from our leases into industry groupings based solely on management's knowledge of the tenants' operations in leased space. Occasionally, classifications require subjective and complex judgments. For example, we have a tenant that is considered by many to be in the computer industry; however, since the nature of that tenant's operations in the space leased from us is focused on providing service to the United States Government's defense department, we classify the revenue we earn from the lease as United States Government defense/defense contractor industry revenue. We do not use independent sources such as Standard Industrial Classification codes for classifying our revenue into industry groupings and if we did, the resulting groupings would be materially different. As of March 31, 2003, the United States defense industry (comprised of the United States Government and defense contractors) accounted for approximately 39.1% of our total annualized rental revenue, including most of the 13.6% derived from leases with agencies of the United States Government as discussed above.

        We have become increasingly reliant on defense industry tenants, particularly due to the increased activity in that sector following the events of September 11, 2001. Furthermore, we expect that the percentage of our total annualized rental revenue derived from the defense industry will continue to increase. A reduction in government spending for defense could affect the ability of these tenants to fulfill lease obligations or decrease the likelihood that these tenants will renew their leases or, in the case of the United States Government, result in the early termination of leases. Such occurrences could have an adverse effect on our results of operations, financial condition, cash flows and distributions to our shareholders.

        We rely on the ability of our tenants to pay rent and would be harmed by their inability to do so.

        Our performance depends on the ability of our tenants to fulfill their lease obligations by paying their rental payments in a timely manner. We believe that the recent economic slowdown in the United States has, and could continue to, adversely affect a number of our tenants. In addition, as noted above, we rely on a few major tenants for a large percentage of our total rental revenue. If one of our major tenants, or a number of our smaller tenants, were to experience financial difficulties, including bankruptcy, insolvency or general downturn of business, there could be an adverse effect on our financial performance and distributions to shareholders.

        Our properties are geographically concentrated in the Mid-Atlantic region, particularly in the Baltimore/Washington corridor. We believe that our occupancy rates have been affected as a result of adverse conditions in that region, as well as in the United States generally, and we may suffer economic harm if these conditions continue.

        All of our properties are located in the Mid-Atlantic region of the United States, and as of March 31, 2003, our properties located in the Baltimore/Washington corridor accounted for 56.8% of our total annualized rental revenue. Our properties are also typically concentrated in office parks in which we own most of the properties. Consequently, we do not have a broad geographic distribution of our properties. As a result, a decline in the real estate market or general economic conditions in the Mid-Atlantic region, the Baltimore/Washington corridor or the office parks in which our properties are located could have an adverse effect on our financial position, results of operations, cash flows and distributions to our shareholders.

        We believe that the recent economic slowdown in the United States has adversely affected occupancy rates in the Mid-Atlantic region and our properties and, in turn, led to downward pressure on rental rates. Occupancy in our portfolio decreased from 93.9% at March 31, 2002 to 90.8% at March 31, 2003; this decrease reflected a somewhat larger decline in our Baltimore/Washington corridor properties, where occupancy decreased from 92.8% at March 31, 2002 to 87.5% at March 31, 2003. Lower occupancy rates and the resulting increased competition for tenants in our operating regions placed downward pressure on rental rates in most of these regions, a trend that we believe will affect us further as we attempt to lease vacant space and renew leases scheduled to expire on occupied space. Our rate of tenant renewals for square footage associated with expiring leases decreased from 56.7% for the three months ended March 31, 2002 to 37.4% for the three months ended March 31, 2003. If occupancy rates in our regions do not improve or further decline, we may have difficulty leasing both existing vacant space and space associated with future lease expirations at rental rates that are sufficient to meet our short term capital needs, which could adversely affect our financial position, results of operations, cash flows and distributions to shareholders.

        We would suffer economic harm if we were unable to renew our leases on favorable terms.

        When leases for our properties expire, our tenants may not renew or may renew on terms less favorable to us than the terms of their original leases. If a tenant leaves, we can expect to experience a vacancy for some period of time as well as higher capital costs than if a tenant renews. As a result, our financial performance and our distributions to our shareholders could be adversely affected if we experience a high volume of tenant departures at the end of their lease terms. Set forth below are the percentages of total annualized rental revenue as of March 31, 2003 that were subject to scheduled lease expirations for the nine month period from April 1, 2003 through December 31, 2003 and in each of the next four calendar years:

2003 (from April 1, 2003)	9.0%
2004	10.7%
2005	10.2%
2006	10.2%
2007	16.6%

        Our government leases generally provide for early termination rights; the percentages reported above assume no exercise of such early termination rights. Government leases that provide for early termination rights accounted for 13.6% of our total annualized rental revenue at March 31, 2003.

        We may not be able to compete successfully with other entities that operate in our industry.

        The commercial real estate market is highly competitive. We compete for the purchase of commercial property with many entities, including other publicly traded commercial real estate investment trusts ("REITs"). Many of our competitors have substantially greater financial resources than ours. If our competitors prevent us from buying properties that we target for acquisition, we may not be able to meet our property acquisition and development goals. Moreover, numerous commercial properties compete for tenants with our properties. Some of the properties competing with ours may have newer or more desirable locations, or the competing properties' owners may be willing to accept lower rates than are acceptable to us. Competition for property acquisitions, or for tenants in properties that we own, could have an adverse effect on our financial performance and distributions to our shareholders.

        We may be unable to execute our plans to develop and construct additional properties.

        Although the majority of our investments are in currently leased properties, we also develop and construct properties, including some that are not fully pre-leased. When we develop and construct properties, we assume the risk that actual costs will exceed our budgets, that we will experience construction or development delays and that projected leasing will not occur, any of which could adversely affect our financial performance and distributions to our shareholders. In addition, we generally do not obtain construction financing commitments until the development stage of a project is complete and construction is about to commence. We may find that we are unable to obtain financing needed to continue with the construction activities for such projects.

        We may suffer economic harm as a result of the actions of our joint venture partners.

        We invest in certain entities in which we are not the exclusive investor or principal decision maker. Aside from our inability to unilaterally control the operations of these joint ventures, our investments entail the additional risks that (1) the other parties to these investments may not fulfill their financial obligations as investors, in which case we may need to fund such parties' share of additional capital requirements and (2) the other parties to these investments may take actions that are inconsistent with our objectives, either of which could have an adverse effect on our financial condition, results of operations, cash flows and ability to make expected distributions to our shareholders.

        We are subject to possible environmental liabilities.

        We are subject to various Federal, state and local environmental laws. These laws can impose liability on property owners or operators for the costs of removal or remediation of hazardous substances released on a property, even if the property owner was not responsible for the release of the hazardous substances. Costs resulting from environmental liability could be substantial. The presence of hazardous substances on our properties may also adversely affect occupancy and our ability to sell or borrow against those properties. In addition to the costs of government claims under environmental laws, private plaintiffs may bring claims for personal injury or other reasons. In addition, various laws impose liability for the costs of removal or remediation of hazardous substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous substances at such a facility is potentially liable under such laws. These laws often impose liability on an entity even if the facility was not owned or operated by the entity.

        Real estate investments are illiquid, and we may not be able to sell our properties on a timely basis when we determine it is appropriate to do so.

        Equity real estate investments such as our properties are relatively difficult to sell and convert to cash quickly, especially if market conditions are depressed. Such illiquidity will tend to limit our ability to vary our portfolio of properties promptly in response to changes in economic or other conditions. Moreover, the Internal Revenue Code imposes certain penalties on a REIT that sells property held for less than four years. In addition, for certain of our properties that we acquired by issuing units in our operating partnership, we are restricted for a certain period of time from entering into transactions (such as the sale or refinancing of the acquired property) that will result in a taxable gain to the sellers without the sellers' consent. Due to all of these factors, we may be unable to sell a property at an advantageous time.

        We are subject to other possible liabilities that would adversely affect our financial position and cash flows.

        Our properties may be subject to other risks related to current or future laws, including laws benefiting disabled persons, and state or local laws relating to zoning, construction and other matters. These laws may require significant property modifications in the future for which we may not have budgeted and could result in the levy of fines against us. In addition, although we believe that we adequately insure our properties, we are subject to the risk that our insurance may not cover all of the costs to restore a property that is damaged by a fire or other catastrophic events, including acts of war or terrorism. The occurrence of any of these events could have an adverse effect on our financial condition, results of operations, cash flows and ability to make expected distributions to our shareholders.

        As a result of the September 11, 2001 terrorist attacks, we may be subject to increased costs of insurance and limitations on coverage.

        Our portfolio of properties is insured for losses under our property, casualty and umbrella insurance policies through September 2003. Due largely to the terrorist attacks on September 11, 2001, the insurance industry has reportedly changed its risk assessment approach and cost structure. We renew our insurance policies on an annual basis, and experienced an increase in our policy premiums in October 2002, at which time we maintained our coverage relating to terrorism. Continuing changes in the insurance industry may increase the cost of insuring our properties and decrease the scope of insurance coverage, either of which could adversely affect our financial position and operating results.

        We may suffer adverse effects as a result of the indebtedness that we carry and the terms and covenants that relate to this debt.

        Our strategy is to operate with higher debt levels than most REITs. However, these high debt levels could make it difficult to obtain additional financing when required and could also make us more vulnerable to an economic downturn. Most of our properties have been mortgaged to collateralize indebtedness. In addition, we rely on borrowings to fund some or all of the costs of new property acquisitions, construction and development activities and other items. Our organizational documents do not limit the amount of indebtedness that we may incur.

        As of March 31, 2003, our total outstanding debt was $708.0 million. Our debt to total market capitalization was 53.2% based upon the $14.90 closing per share market price of our common shares on March 31, 2003. Total market capitalization is the sum of (1) total debt, (2) the value of all outstanding common shares and common units in our operating partnership not owned by us at the $14.90 market price and (3) the total liquidation value of preferred shares and preferred units in our operating partnership not owned by us.

        Payments of principal and interest on our debt may leave us with insufficient cash to operate our properties or pay distributions to our shareholders as required to maintain our qualification as a REIT. We are also subject to the risks that:

  •
  we may not be able to refinance our existing indebtedness or refinance on terms as favorable as the terms of our existing indebtedness;

  •
  certain debt agreements of our operating partnership could restrict the ability of our operating partnership to make cash distributions to us, which could result in reduced distributions to our shareholders or the need to incur additional debt to fund these distributions; and

  •
  if we are unable to pay our debt service on time or are unable to comply with restrictive financial covenants in certain of our mortgage loans, our lenders could foreclose on our properties securing such debt and in some cases other properties and assets that we own.

        A number of our loans are cross-collateralized, which means that separate groups of properties from our portfolio secure each of these loans. More importantly, many of our loans are cross-defaulted, which means that failure to pay interest or principal on any of our loans will create a default on certain of our other loans. Any foreclosure of our properties would result in loss of income and asset value that would negatively affect our financial condition, results of operations, cash flows and ability to make expected distributions to our shareholders. In addition, if we are in default and the value of the properties securing a loan is less than the loan balance, the lender may require payment from our other assets.

        We use interest rate swap agreements to reduce the impact of changes in interest rates. As of March 31, 2003, we had two interest rate swap agreements in place, each of which are for a notional amount of $50.0 million. These agreements expire in January 2004 and January 2005. Decreases in interest rates would result in increased interest payments due under interest rate swap agreements in place and could result in the Company recognizing a loss and remitting a payment to unwind such agreements. As of March 31, 2003, approximately 29.9% of our total debt had adjustable interest rates, excluding effects of the outstanding interest rate swap agreements. This percentage decreases to 15.8% when including the effect of the interest rate swap agreements in effect at March 31, 2003. If short-term interest rates were to rise, our debt service payments on adjustable rate debt would increase, which would lower our net income and could decrease our distributions to our shareholders.

        We must refinance our mortgage debt in the future. Our scheduled debt payments for the nine month period from April 1, 2003 through December 31, 2003 and in each of the next four calendar years, including maturities, are as follows:

Year	Amount
(in thousands)
2003 (from April 1, 2003)	$89,922(1)
2004	167,415(2)
2005	29,596
2006	73,293
2007	65,737

(1)
Includes maturities of $16.0 million in August and $36.0 million in November, each of which may be extended for a one-year period, subject to certain conditions. Also includes a $12.0 million maturity in July that may be extended for two six-month terms, subject to certain conditions. In May 2003, one of these six-month extension terms was effected, pursuant to which the $12.0 million maturity was extended from July 2003 to January 2004.

(2)
Includes maturities of $99.0 million in March and $25.8 million in August, each of which may be extended for a one-year period, subject to certain conditions.

        Our operations likely will not generate enough cash flow to repay some or all of this debt without additional borrowings or new equity financings. If we cannot refinance our debt, extend the repayment dates, or raise additional equity prior to the date when our debt matures, we would default on our existing debt, which would have an adverse effect on our financial position, results of operations, cash flows and ability to make expected distributions to our shareholders.

        We may be unable to continue to make shareholder distributions at expected levels.

        We intend to make regular quarterly cash distributions to our shareholders. However, distribution levels depend on a number of factors, some of which are beyond our control.

        Our loan agreements contain provisions that could restrict future distributions. Our ability to sustain our current distribution level will also be dependent, in part, on other matters including:

  •
  continued property occupancy and timely payment by tenants of rent obligations;

  •
  the amount of future capital expenditures and expenses relating to our properties;

  •
  the level of leasing activity and future rental rates;

  •
  the strength of the commercial real estate market;

  •
  competition;

  •
  the costs of compliance with environmental and other laws;

  •
  our corporate overhead levels;

  •
  the amount of uninsured losses; and

  •
  our decision to reinvest in operations rather than distribute available cash.

        In addition, we can make distributions to the holders of our common shares only after we make preferential distributions to holders of our preferred shares and Series C Preferred Units in our operating partnership.

        Our ownership limits are important factors that may prevent a change of control or otherwise impact the ownership of our common shares.

        Our Declaration of Trust limits ownership of our common shares by any single shareholder to 9.8% of the number of the outstanding common shares or 9.8% of the value of the outstanding common shares, whichever is more restrictive. Our Declaration of Trust also limits ownership by any single shareholder of our common and preferred shares in the aggregate to 9.8% of the aggregate value of the outstanding common and preferred shares. We call these restrictions the "Ownership Limit." Our Declaration of Trust allows our Board of Trustees to exempt shareholders from the Ownership Limit, and our Board of Trustees previously has exempted the foreign trust owning all of our 4% Series D Cumulative Convertible Redeemable Preferred Shares from the Ownership Limit.

        Our Declaration of Trust includes other provisions that may prevent or delay a change of control.

        Subject to the requirements of the New York Stock Exchange, our Board of Trustees has the authority, without shareholder approval, to issue additional securities on terms that could delay or prevent a change in control. In addition, our Board of Trustees has the authority to reclassify any of our unissued common shares into preferred shares. Our Board of Trustees may issue preferred shares with such preferences, rights, powers and restrictions as our Board of Trustees may determine, which could also delay or prevent a change in control.

        Our Board of Trustees is divided into three classes of trustees, which could delay a change of control.

        Our Declaration of Trust divides our Board of Trustees into three classes. The term of one class of the trustees expires each year, at which time a successor class is elected for a three-year term. Such staggered three-year terms make it more difficult for a third party to acquire control of us.

        The Maryland business statutes also impose potential restrictions on a change of control of our company.

        Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to shareholders. Our Bylaws exempt us from such laws, but our Board of Trustees can change our Bylaws at any time to make these provisions applicable to us.

        Our failure to qualify as a REIT would have adverse tax consequences.

        We believe that since 1992 we have qualified for taxation as a REIT for Federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 90% of our REIT taxable income, excluding net capital gains. The fact that we hold most of our assets through our operating partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations and the courts might issue new rulings that make it more difficult or impossible for us to remain qualified as a REIT.

        If we fail to qualify as a REIT, we would be subject to Federal income tax at regular corporate rates. Also, unless the Internal Revenue Service granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would, therefore, have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our securities and would impair our ability to raise capital. In addition, we would no longer be required by law to make any distributions to our shareholders.

        We have certain distribution requirements that reduce cash available for other business purposes.

        As a REIT, we must distribute 90% of our annual taxable income (excluding net capital gain), which limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period during which we report those items for distribution purposes, we may have to borrow funds to meet the 90% distribution requirement.

        A number of factors could cause our security prices to decline.

        As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common and preferred shares. These conditions include, but are not limited to:

  •
  market perception of REITs in general and office REITs in particular;

  •
  market perception of REITs relative to other investment opportunities;

  •
  the level of institutional investor interest in our company;

  •
  general economic and business conditions;

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  prevailing interest rates; and

  •
  market perception of our financial condition, performance, dividends and growth potential.

        Congress could also make changes to the tax laws and regulations that make it less advantageous for investors to invest in REITs. For example, on January 7, 2003, the Bush Administration released a proposal intended to eliminate one level of the federal "double taxation" that is currently imposed on corporate income for C corporations. Under this proposal, dividends from a C corporation would be excluded from a stockholder's federal taxable income to the extent that corporate income tax has been paid on the earnings from which the dividends are paid. In its current form, legislation passed in the Senate would generally allow stockholders to exclude from their taxable income up to 50 percent of dividend income in 2003, and then 100 percent of dividend income in 2004, 2005, and 2006. Legislation recently approved by the House of Representatives would reduce the rate at which stockholders are taxed on dividend income. In general, these legislative proposals would not benefit stockholders of REITs.

        REITs currently are tax-advantaged relative to C corporations because they are not subject to corporate-level federal income tax on income that they distribute to stockholders. The various legislative proposals, if enacted, could decrease the tax advantage of a REIT relative to a C corporation. It is not possible for us to predict which, if any, of these proposals (or other proposals) ultimately will be enacted, the form that they might take, and, if enacted, the effects they may have on the market price for our common shares.

        The average daily trading volume of our common shares during the three months ended March 31, 2003 was approximately 73,000 shares, and the average trading volume of our publicly traded preferred shares was generally insignificant. As a result, relatively small volumes of transactions could have a pronounced effect on the market price of such shares.

        We are dependent on external sources of capital for future growth.

        As noted above, because we are a REIT, we must distribute 90% of our annual taxable income. Due to this requirement, we will not be able to fund our acquisition, construction and development activities using cash flow from operations. Therefore, our ability to fund these activities is dependent on our ability to access capital funded by third parties. Such capital could be in the form of new loans, equity issuances of common shares, preferred shares, common and preferred units in our operating partnership or joint venture funding. Such capital may not be available on favorable terms or at all. Moreover, additional debt financing may substantially increase our leverage and subject us to covenants that restrict management's flexibility in directing our operations, and additional equity offerings may result in substantial dilution of our shareholders' interests. Our inability to obtain capital when needed could have a material adverse effect on our ability to expand our business and fund other cash requirements.

        Certain of our officers and trustees have potential conflicts of interest.

        Certain of our officers and members of our Board of Trustees own partnership units in our operating partnership. These individuals may have personal interests that conflict with the interests of our shareholders. For example, if our operating partnership sells or refinances certain of the properties that these officers or trustees contributed to the operating partnership, the officers or trustees could suffer adverse tax consequences. Their personal interest could conflict with our interests if such a sale or refinancing would be advantageous to us. We have certain policies in place that are designed to minimize conflicts of interest. We cannot guarantee, however, that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all of our shareholders.

        We are dependent on our key personnel, and the loss of any key personnel could have an adverse effect on our operations.

        We are dependent on the efforts of our executive officers and trustees. The loss of any of their services could have an adverse effect on our operations. Although certain of our officers have entered into employment agreements with us, we cannot guarantee that they will remain employed with us.

        We may change our policies without shareholder approval, which could adversely affect our financial condition, results of operations, market price of our common shares or distributions.

        Our Board of Trustees determines all of our policies, including our investment, financing and distribution policies. Although our Board of Trustees has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders. Policy changes could adversely affect our financial condition, results of operations, the market price of the common shares or distributions.

THE COMPANY

        We are a fully-integrated and self-managed REIT that focuses principally on the ownership, management, leasing, acquisition and development of suburban office properties located in select Mid-Atlantic markets. As of March 31, 2003, we owned 112 operating properties encompassing 9.1 million rentable square feet, including three properties totaling 263,244 square feet held through joint ventures.

        Our primary business strategy is to operate in targeted submarkets, particularly in the Baltimore/Washington corridor, that have strong demographics. This concentrated strategy enables us to achieve the critical mass required to realize management efficiencies, operating synergies and competitive advantages. We believe that a key to our success is our experienced management team, who provide market knowledge and have relationships within the real estate industry that we believe provide us with a competitive advantage. Our properties are located in corporate office parks, which we believe attract longer-term tenants as a result of the proximity to major transportation routes combined with the accessibility of nearby amenities and residential communities. Our top twenty tenants as of March 31, 2003, based upon annualized rental revenue, represent 58.9% of our total annualized revenue with a weighted average lease term of 5.5 years.

        We are organized as a real estate investment trust under the laws of the State of Maryland. Our principal executive offices are located at 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045 and our telephone number is (410) 730-9092. Our common shares are listed on the New York Stock Exchange under the symbol "OFC." We also have a website at www.copt.com. Information on our website is not and should not be deemed a part of this prospectus supplement or the accompanying prospectus. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filed with or furnished to the SEC. Our reference to our website address is intended to be an inactive textual reference only.

Recent Developments

        On May 15, 2003, we executed a contract to acquire an office building in Herndon, Virginia, totaling 404,665 rentable square feet and an adjacent parking garage, for $71.2 million. Under the terms of this contract, we must complete our due diligence of the property by May 23, 2003 and complete the acquisition no later than June 16, 2003. This office building is currently 100% leased to one tenant. The lease with this tenant currently has a term expiring in July 2014; however, as a condition to the tenant's assignment to us of its right to acquire the building, we expect to execute an amended and restated lease with the tenant upon completion of this acquisition. We anticipate that, under the amended and restated lease, the tenant will have the absolute right to terminate the lease as to specified amounts of rentable square feet under the lease at certain designated times through the 39th month after the acquisition. If the termination rights are exercised in full, the lease will be terminated as to 232,268 rentable square feet. We expect that the tenant will exercise these termination rights in full. The remaining 172,397 rentable square feet under the amended and restated lease would not be subject to termination by the tenant and would be leased through July 31, 2014. We intend to fund this acquisition with the net proceeds from this offering, cash reserves and borrowings under our secured revolving credit facility.

USE OF PROCEEDS

        We intend to contribute to our operating partnership the net proceeds from the sale of the common shares, expected to be approximately $68.9 million after payment of our expenses related to this offering, or approximately $79.3 million if the underwriters' over-allotment option is exercised in full. Our operating partnership intends to use all of the net proceeds from this offering to fund the purchase of a 404,665 square foot office building located in Herndon, Virginia. See "The Company—Recent Developments" for additional information regarding this transaction. If this anticipated transaction does not occur, we will use the net proceeds to repay borrowings under our $150.0 million secured revolving credit facility and for general corporate purposes. An affiliate of McDonald Investments Inc., one of the underwriters in this offering, is a participating lender under our secured revolving credit facility. The weighted average interest rate on this facility was 3.69% as of March 31, 2003, after giving effect to interest rate swap agreements, and $99.0 million was outstanding as of that date. We may reborrow amounts repaid under the secured revolving credit facility for general corporate purposes.

DESCRIPTION OF SHARES

Common Shares

        A summary of the terms and provisions of our common shares is contained in the "Description of Shares—Common Shares" in the accompanying prospectus dated November 1, 2000.

        Following the date of the accompanying prospectus, we issued 544,000 shares of 4% Series D Cumulative Convertible Redeemable Preferred Shares, 1,150,000 shares of 10.25% Series E Cumulative Redeemable Preferred Shares and 1,425,000 shares of 9.875% Series F Cumulative Redeemable Preferred Shares, each of which have preferences over the Common Shares in respect of dividends and liquidation rights.

Preferred Units

        We issued the Series C Preferred Units in December 1999. For a complete description, please see the accompanying prospectus.

Preferred Shares

        The following summary of the terms and provisions of our 10% Series B Cumulative Redeemable Preferred Shares, 4% Series D Cumulative Convertible Redeemable Preferred Shares, 10.25% Series E Cumulative Redeemable Preferred Shares and 9.875% Series F Cumulative Redeemable Preferred Shares (individually referred to as the "Series B Preferred Shares," "Series D Preferred Shares," "Series E Preferred Shares," and "Series F Preferred Shares," respectively, and collectively referred to as the "Outstanding Preferred Shares") does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Declaration of Trust and the Articles Supplementary to our Declaration of Trust relating to the establishment of each series of the Outstanding Preferred Shares, each of which is available from us as described in "Where You Can Find More Information."

        All of the outstanding Series B Preferred Shares, Series E Preferred Shares and Series F Preferred Shares were issued in underwritten public offerings in July 1999, April 2001 and September 2001, respectively. The Series D Preferred Shares were issued in a private placement to a private investor in January 2001. We contributed the proceeds from each of these offerings to our operating partnership in exchange for a number of preferred units of our operating partnership equal in number to, and of a series having designations, rights and preferences substantially similar to the preferred shares that we sold in the above-described public offerings and private placement. All previously issued and outstanding Series A Preferred Shares have been reacquired by the Trust and have been restored to the status of undesignated preferred shares under our Declaration of Trust.

        The terms of each series of the Outstanding Preferred Shares are substantially similar to one another and any difference among the terms is noted in the following summary.

Ranking

        Each series of the Outstanding Preferred Shares, as to dividend rights and rights upon our liquidation, dissolution or winding up, ranks (1) prior or senior to the common shares and any other class or series of our equity securities authorized or designated in the future if the holders of Outstanding Preferred Shares shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of shares of such class or series ("Junior Shares"); (2) on a parity with any other series of Outstanding Preferred Shares and any other class or series of our equity securities authorized or designated in the future if, by the terms of such class or series, the holders of such class or series of securities and Outstanding Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other ("Parity Shares"); and (3) junior to any class or series of our equity securities of our equity securities authorized or designated in the future if, by the terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of Outstanding Preferred Shares ("Senior Shares").

Dividends

        Holders of Outstanding Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on each series of the Outstanding Preferred Shares at the annual rates indicated in the table below.

Series	Annual Dividend Rate	Annual Dividend Payment
B	10.0%	$2.50
D	4.0%	$1.00
E	10.25%	$2.5625
F	9.875%	$2.46875

        These dividends are cumulative from the date of original issue, whether or not in any dividend period or periods these dividends have been declared or there are funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year, or, if not a business day, the next succeeding business day (each a "Dividend Payment Date" and collectively, the "Dividend Payment Dates"). Any dividend payable on any series of the Outstanding Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record dates, which are fixed by our Board of Trustees and which are not more than 60 nor less than 10 days prior to the related Dividend Payment Dates. Holders of Outstanding Preferred Shares are not entitled to receive any dividends in excess of cumulative dividends on the particular series of Outstanding Preferred Shares. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on a series of Outstanding Preferred Shares that may be in arrears.

        When dividends are not paid in full upon any series of Outstanding Preferred Shares or any other class or series of Parity Shares, or a sum sufficient for this payment is not set apart, all dividends declared upon such series of the Outstanding Preferred Shares and any Parity Shares will be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on such series of Outstanding Preferred Shares and accrued and unpaid on such Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Outstanding Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared, and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Outstanding Preferred Shares have been paid, or declared and set apart for payment for all past dividend periods, no dividends (other than dividends or distributions paid on Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, and no Junior Shares will be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration, and no monies will be paid to or made available for a sinking fund for the redemption of any such Junior Shares, directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor will any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Regardless of the provisions described above, we will not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if this declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

Liquidation Preference

        Upon any voluntary or involuntary liquidation, dissolution or winding up, before any payment or distribution by us will be made to or set apart for the holders of any Junior Shares, the holders of each series of Outstanding Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share (the "Outstanding Preferred Shares Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Such holders will not be entitled to any further payment. Until all holders of each series of Outstanding Preferred Shares have been paid the Outstanding Preferred Shares Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Shares upon our liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of Outstanding Preferred Shares will be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, will be distributed among all of the holders of Outstanding Preferred Shares and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Outstanding Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up will not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange. Upon any liquidation, dissolution or winding up, after payment has been made in full to the holders of Outstanding Preferred Shares and any Parity Shares, any other series or class or classes of Junior Shares will be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Outstanding Preferred Shares and any Parity Shares will not be entitled to share in that payment or distribution.

Optional Redemption

        Each series of Outstanding Preferred Shares will not be redeemable by us prior to the date indicated in the table below (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in "Description of Shares—Restrictions on Transfer" in the accompanying prospectus).

Series	Redemption Date
B	July 15, 2004
D	January 25, 2006
E	July 15, 2006
F	October 15, 2006

        On or after the indicated redemption date, we may, at our option, redeem such series of Outstanding Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Outstanding Preferred Shares Liquidation Preference for each series, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for such series of Outstanding Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) will be payable solely with the proceeds from the sale of equity securities by us or our operating partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any common shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into equity securities)) or options to purchase any of the foregoing of or in us or our operating partnership.

        In the event of a redemption of any series of Outstanding Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such series of Outstanding Preferred Shares called for redemption will be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such series of Outstanding Preferred Shares. The redemption date will be selected by us and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on any series of Outstanding Preferred Shares have not been paid or declared and set apart for payment, no Outstanding Preferred Shares of such series may be redeemed unless all Outstanding Preferred Shares of such series are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire such series of Outstanding Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of that series of Outstanding Preferred Shares.

        If fewer than all of a series of Outstanding Preferred Shares are to be redeemed, we will select the Outstanding Preferred Shares of such series to be redeemed pro rata in proportion to the numbers of Outstanding Preferred Shares of such series held by holders of such series (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the board of trustees may determine.

        Notice of redemption with respect to the Series B, E and F Preferred Shares will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. In addition, notice of redemption of any of the Outstanding Preferred Shares must be made be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of such series of Outstanding Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date, (ii) the number of Outstanding Preferred Shares of the relevant series to be redeemed, (iii) the place or places where certificates for such Outstanding Preferred Shares are to be surrendered for cash and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the Outstanding Preferred Shares to be redeemed will cease to accrue, such shares will no longer be deemed to be Outstanding Preferred Shares and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon and (b) if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date). The full dividend payable on such Dividend Payment Date with respect to such Outstanding Preferred Shares called for redemption will be payable on such Dividend Payment Date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

        None of the Outstanding Preferred Shares have a stated maturity or are subject to any sinking fund or mandatory redemption provisions except as provided under "Description of Shares—Restrictions on Transfer" in the accompanying prospectus.

        Subject to applicable law and the limitation on purchases when dividends on the Outstanding Preferred Shares are in arrears, we may, at any time and from time to time, purchase any of the Series B, E and F Preferred Shares in the open market, by tender or by private agreement. The Series D Preferred Shares are not publicly traded and may only be purchased by private agreement.

Voting Rights

        Holders of any series of Outstanding Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

        If and whenever dividends on any Outstanding Preferred Shares or any series or class of Parity Shares shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of trustees then constituting our Board of Trustees will be increased by two (if not already increased by reason of similar types of provisions with respect to Voting Parity Shares (as defined below)), and the holders of such series of Outstanding Preferred Shares, together with any class or series of our equity securities then entitled to exercise similar voting rights ("Voting Parity Shares"), voting as a single class regardless of series or class, will be entitled to vote for the election of the two additional trustees at any annual meeting of shareholders or at a special meeting of the holders of such series of Outstanding Preferred Shares and of the Voting Parity Shares called, for that purpose. At any time when such right to elect trustees separately shall have so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of such series of Outstanding Preferred Shares and shares of any series or class of Voting Parity Shares then outstanding. Such special meeting shall be held, in the case of such written request, within 90 days after the delivery of such request, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of such series of Outstanding Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such trustees at such annual meeting of shareholders. If, prior to the end of the term of any trustee so elected, a vacancy in the office of such trustee shall occur by reason of death, resignation, or disability, a successor will be elected to the Board of Trustees, upon the nomination by the remaining trustee elected by the holders of such series of Outstanding Preferred Shares and the Voting Parity Shares or the successor to the remaining trustee, to serve until the next annual meeting of shareholders or special meeting held in place of the annual meeting if such office has not previously been terminated as described below. Whenever dividends in arrears on such series of Outstanding Preferred Shares and Voting Parity Shares shall have been paid and dividends thereon for the current dividend period shall have been paid or declared and set apart for payment, then the right of the holders of such series of Outstanding Preferred Shares and Voting Parity Shares to elect such additional two trustees shall cease and the terms of office of such trustees shall terminate and the number of trustees constituting our board of trustees shall be reduced accordingly.

        The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of each series of Outstanding Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible or exchangeable into shares of any class of Senior Shares or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of any of the holders of the

Outstanding Preferred Shares; provided, however, that no such vote of the holders of a series of Outstanding Preferred Shares will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible or exchangeable security is to be made, as the case may be, provisions are made for the redemption of all Outstanding Preferred Shares of such series. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, any series of Outstanding Preferred Shares or any shares of any class of Parity Shares will not be deemed to materially adversely affect the voting powers, rights or preferences of any of the holders of Outstanding Preferred Shares.

        With respect to the exercise of the above-described voting rights, each Outstanding Preferred Share will have one vote per share, except that when any other class or series of preferred shares will have the right to vote with the Outstanding Preferred Shares as a single class, then the Outstanding Preferred Shares and such other class or series will have one quarter of one (0.25) vote per $25.00 of liquidation preference.

Conversion

        The Series D Preferred Shares are convertible into our common shares at any time by the holder after December 31, 2003, at the rate of 2.2 common shares for every one Series D Preferred Share ("Conversion Rate"). This Conversion Rate is subject to adjustment in the event that we effect a share split, subdivision of our then outstanding common shares, or distribution of common shares in the form of a dividend. In addition, in the event that we effect a distribution of securities other than common shares in the form of a dividend, then the Series D Preferred Shares shall be entitled to receive upon conversion, in addition to the number of common shares receivable upon such conversion, the amount of our other securities that they would have otherwise received had their Series D Preferred Shares been converted into common shares on the date of the distribution. The Series B, E and F Preferred Shares are not convertible into or exchangeable for any other property or securities.

CERTAIN FEDERAL INCOME TAX MATTERS

        The following summary of certain Federal income tax considerations regarding an investment in our common shares is based on current law, is for general information only and is not tax advice. This summary supplements the discussion set forth in the accompanying prospectus under the heading "Federal Income Tax Matters." This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances.

        Each prospective purchaser is advised to consult his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of the common shares and of our election to be taxed as a REIT, including the Federal, state, local, foreign income and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws.

Distributions on Common Shares

        For a discussion of the treatment of dividends and other distributions with respect to the common shares, see "Federal Income Tax Matters—Taxation of Shareholders" in the accompanying prospectus. In determining the extent to which a distribution with respect to the common shares constitutes a dividend for tax purposes, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to any class of preferred shares, and then to our common shares.

Recent Legislation Affecting REITs

        Pursuant to the Tax Relief Extension Act of 1999 (the "Act"), which became effective for taxable years beginning after December 31, 2000, a REIT is prohibited from holding securities representing more than 10% of the voting power or value of all classes of outstanding securities of any one corporation other than (i) a qualified REIT subsidiary, (ii) another REIT or (iii) certain corporations known as "taxable REIT subsidiaries." Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of real estate management activities (such as those performed by COMI) and certain other activities which cannot currently be performed by REITs or their controlled subsidiaries without jeopardizing REIT status.

        On January 1, 2001, our operating partnership acquired all of the stock in COMI that was not previously owned by it. Pursuant to the Act, we elected to treat COMI as a "taxable REIT subsidiary" effective January 1, 2001. Thus, COMI will remain fully taxable with respect to its earnings. The election will, however, generally allow COMI to continue its real estate management activities without jeopardizing our REIT status.

Tax Shelter Regulations

        If a stockholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, which, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your own tax advisors concerning any possible disclosure obligation with respect to the ownership or disposition of our common shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including advisors) might be subject to disclosure or other requirements pursuant to these regulations.

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of our common shares set forth opposite that underwriter's name.

Underwriters	Number of Shares
Legg Mason Wood Walker, Incorporated	2,300,000
McDonald Investments Inc.	2,300,000

Total	4,600,000

        The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer the shares offered by this prospectus supplement from time to time for sale in one or more transactions (which may include block transactions) to purchasers directly, through agents, or through brokers in brokerage transactions, on the New York Stock Exchange, in the over-the-counter market or to dealers in negotiated transactions or otherwise, or in a combination of such methods, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the underwriters. In connection with the sale of the common shares offered by this prospectus supplement, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts. The underwriters may effect these transactions by selling shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or the purchasers of the common shares for whom they may act as agents or to whom they sell as principal.

        We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 690,000 additional common shares at the price set forth on the cover of this prospectus supplement. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,600,000 shares are being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus supplement, except issuances of common shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, issuances pursuant to the exercise of employee stock options outstanding on the date hereof, or issuances of restricted securities constituting either common or preferred units of our operating partnership in acquisition transactions.

        Our executive officers and trustees have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriters for a period of 90 days after the date of this prospectus supplement.

        The common shares are listed on the New York Stock Exchange under the symbol "OFC."

        In connection with this offering, the underwriters may purchase and sell the common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that the total expenses of this offering will be approximately $225,000, excluding underwriters' discounts and commissions.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The underwriters have from time to time performed, and may in the future perform, various investment banking, financial advisory and other services for us for which they have been paid, or will be paid, fees. KeyCorp, an affiliate of McDonald Investments Inc., one of the underwriters, is a participating lender under our secured revolving credit facility. A portion of the net proceeds from the sale of common shares may be used to reduce borrowings under our secured revolving credit facility.

EXPERTS

        The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        Certain legal matters in connection with the common shares offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania and for the underwriters by Piper Rudnick LLP, Baltimore, Maryland.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov. Our reference to the SEC's Internet site is intended to be an inactive textual reference only.

        This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. If a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of or incorporated by reference in the registration statement for a copy of the contract or document.

        The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus supplement. Later information filed with the SEC will update and supersede this information.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended until this offering is completed:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002; and

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

        You may request a copy of these filings, at no cost, by contacting Mary Ellen Fowler, Vice President, Finance and Investor Relations, Corporate Office Properties Trust, 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045, by telephone at 410-992-7324, by facsimile at 410-740-1174, or by e-mail at maryellen.fowler@copt.com, or by visiting our website, www.copt.com. The information contained on our website is not part of this prospectus supplement. Our reference to our website is intended to be an inactive textual reference only.

CORPORATE OFFICE PROPERTIES TRUST
$218,750,000
COMMON SHARES OF BENEFICIAL INTEREST
PREFERRED SHARES OF BENEFICIAL INTEREST
WARRANTS TO PURCHASE COMMON SHARES
WARRANTS TO PURCHASE PREFERRED SHARES

This prospectus pertains to the offer and sale by Corporate Office Properties Trust of one or more of its securities of the type identified above. Corporate Office Properties Trust is referred to in this prospectus as "we," "us" or "COPT."

We may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $218,750,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement which will accompany this prospectus. This prospectus may not be used to sell these securities unless accompanied by a prospectus supplement. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, including the documents we have referred to under the heading "Where You Can Find More Information," together with any additional information you may need to make your investment decision.

Before investing in our securities, you should review the section of this prospectus called "Risk Factors" which begins on page 3.

We may sell the securities offered pursuant to this prospectus and the accompanying prospectus supplement to or through one or more underwriters or dealers or may sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 1, 2000.

SUMMARY

        This prospectus summary calls your attention to selected information in this document, but it does not contain all the information that is important to you. To understand us and the securities that may be offered through this prospectus, you should read the entire prospectus carefully, especially the "Risk Factors" section and the documents we refer you to in the section called "Where You Can Find More Information" beginning on page 37.

Our Company

        General.    We are a fully-integrated and self-managed real estate investment trust ("REIT") that focuses principally on the ownership, management, leasing, acquisition and development of suburban office buildings located in select submarkets in the Mid-Atlantic region of the United States. As of June 30, 2000, we:

  •
  owned 81 suburban office properties in Maryland, Pennsylvania and New Jersey containing approximately 6.2 million rentable square feet;

  •
  achieved a 96.7% occupancy rate on our properties;

  •
  had construction underway on four new buildings totaling approximately 321,000 square feet that were 44% pre-leased;

  •
  had development underway on four new buildings totaling approximately 403,000 square feet that were 52% pre-leased; and

  •
  owned options to purchase 74 acres of land contiguous to certain of our office properties from related parties.

        We conduct almost all of our operations through our operating partnership, Corporate Office Properties, L.P., a Delaware limited partnership, for which we are the managing general partner. Our operating partnership owns real estate both directly and through subsidiaries. Interests in our operating partnership are in the form of Common and Preferred Units. As of September 30, 2000, we owned approximately 66% of the outstanding Common Units and approximately 55% of the outstanding Preferred Units. The remaining Common and Preferred Units in our operating partnership were owned by third parties, which included certain of our officers and Trustees.

        We believe that we are organized and have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the Internal Revenue Code of 1986, as amended, and we intend to continue to operate in such a manner. If we qualify for taxation as a REIT, we generally will not be subject to Federal income tax on our taxable income that is distributed to our shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to its shareholders at least 95% of its annual taxable income (excluding net capital gains).

        Our executive offices are located at 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045 and our telephone number is (410) 730-9092.

Forward-Looking Statements

        This prospectus and our documents incorporated by reference herein contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition of the business. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, actual results may differ materially. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

        Important facts that may affect these expectations, estimates or projections include, but are not limited to: our ability to borrow on favorable terms; general economic and business conditions, which will, among other things affect office property demand and rents, tenant creditworthiness, interest rates and financing availability; adverse changes in the real estate markets including, among other things, competition with other companies; risks of real estate acquisition and development; governmental actions and initiatives; environmental requirements; and the other factors described in this prospectus under the heading "Risk Factors" beginning on page 3.

RISK FACTORS

        Before you invest in our securities, you should be aware that there are various risks. We have described for you below some of the risks involved in investing in the securities which may be offered under this prospectus. A word of caution: the list below is not a complete list. You should carefully consider each of these factors and all of the information both in this prospectus and the documents we refer you to in the section called "Where You Can Find More Information" beginning on page 37.

We May Incur Problems with Our Real Estate Financing

        Generally.    Our strategy is to operate with higher debt levels than most other REITs. Our organizational documents do not limit the amount of indebtedness that we may incur. Most of our properties have been mortgaged to collateralize indebtedness. In addition, we will rely on borrowings to fund some or all of the costs of new property acquisitions, capital expenditures and other items.

        As of June 30, 2000, our total outstanding debt was $436.7 million. Our debt to total market capitalization ratio was 56.5% based upon the closing per share market price for the Common Shares of $9.1875 on June 30, 2000. Total market capitalization is the sum of total debt plus the value of all outstanding Common Shares and Common Units at such market price and the total Preferred Shares and Preferred Units at their liquidation value.

        Payments of principal and interest on our debt may leave us with insufficient cash to operate our properties or pay distributions to our shareholders required to maintain our qualification as a REIT. We are also subject to the risks that:

  •
  We may not be able to refinance our existing indebtedness, or refinance on terms as favorable as the terms of our existing indebtedness;

  •
  Certain debt agreements of our Operating Partnership could restrict the ability of our Operating Partnership to make cash distributions to us, which could result in reduced distributions to our shareholders or the need to incur additional debt to fund distributions; and

  •
  If we are unable to pay our debt service on time, our lenders could foreclose on our properties securing such debt and in some cases other properties and assets which we own. A number of our loans are cross-collateralized, which means that separate groups of properties from our portfolio secure each of these loans. More importantly, almost all of our loans are cross-defaulted, which means that failure to pay interest or principal on any of our loans will create a default on certain of our other loans. In addition, if we are in default and the value of the properties securing a loan is less than the loan balance, the lender may require payment from our other assets.

        As of June 30, 2000, approximately 36.4% of our total debt had adjustable interest rates. Consequently, if short term interest rates were to rise, our debt service payments would increase, which would lower our net income and could decrease our distributions to our shareholders.

        We Must Refinance Our Mortgage Debt in the Future.    As of June 30, 2000, our scheduled debt payments over the next five calendar years, including maturities, are as follows:

2000	$121,049,000	(1)
2001	122,468,000	(2)(3)
2002	19,161,000	(4)
2003	3,531,000
2004	29,343,000

(1)
Includes $100.0 million maturity in October that was extended through October 2001. The loan may be extended for an additional one-year period, subject to certain conditions.

(2)
Includes $31.9 million maturity for four construction loan facilities that may be extended for a one-year period, subject to certain conditions.

(3)
Includes $2.6 million maturity for a construction loan facility that may be extended for a two-year period, subject to certain conditions.

(4)
Includes $3.7 million maturity for a construction loan facility that may be extended for a one-year period, subject to certain conditions.

        We do not expect our operations to generate enough cash flow to repay some or all of this debt without additional borrowings or new equity investment. If we cannot refinance, extend the debt due dates, or raise additional equity prior to the date when our debt matures, we would default on our existing debt.

We Rely on a Few Tenants for Most of Our Revenue

        As of June 30, 2000, ten tenants accounted for 44.1% of our annualized office rents. Two of these tenants accounted for approximately 22.1% of our total annualized office rents. Our largest tenant is the United States Federal government, two agencies of which lease space in 13 of our office properties. These leases represented approximately 14.9% of our total annualized office rents as of June 30, 2000. Generally, these government leases provide for one-year terms or provide for termination rights. The government may terminate its leases if, among other reasons, the Congress of the United States fails to provide funding. The Congress of the United States has appropriated funds for these leases through September of 2000 and, as of October 31, 2000, is considering appropriation measures for the period beginning October 1, 2000. We have not received any notice from any government tenant indicating that it intends to terminate its lease. The second largest tenant, Unisys Corporation, represented 7.2% of our total annualized office rents as of June 30, 2000 and 13.0% of our 1999 net operating income since Unisys pays all of its property operating expenses directly. Unisys occupies space in three of our office properties. If either the Federal government or Unisys fails to make rental payments to us, or if the Federal government elects to terminate several of its leases and the space cannot be re-leased on satisfactory terms, our financial performance and ability to make expected distributions to shareholders would be materially adversely affected.

Our Properties Are Located Mainly in One Region—The Mid-Atlantic

        All of our properties are located in the Mid-Atlantic region of the United States and as of June 30, 2000, our office properties located in the Baltimore-Washington Corridor accounted for 63.4% of our annualized office rents. Consequently, we do not have a broad geographic distribution of our properties. As a result, a decline in the real estate market or economic conditions generally in the Mid-Atlantic region could have a material adverse affect on our operations.

The Level of Our Shareholder Distributions Could Decline

        We intend to make regular quarterly cash distributions to our shareholders. However, distribution levels depend on a number of factors, some of which are beyond our control.

        Our loan agreements contain provisions which could restrict future distributions. Our ability to sustain our current distribution level also will be dependent, in part, on other matters including continued property occupancy and profitability of tenants, the amount of future capital expenditures and expenses relating to our properties, the level of leasing activity and future rental rates, the strength of the commercial real estate market, competition, the costs of compliance with environmental and other laws, our corporate overhead levels, the amount of uninsured losses and our decisions whether to reinvest rather than distribute available cash.

        In addition, we can make distributions to the holders of our Common Shares only after we make preferential distributions to the holders of our Series A and B Preferred Shares. See "Description of Shares—Series A Preferred Shares" and "—Series B Preferred Shares" beginning on page 12. We also would likely have to make prior distributions to third party holders of preferred units in our operating partnership. See "Description of Shares—Operating Partnership Series C Preferred Units" on page 17.

A Third Party Could Have Difficulty in Seeking to Acquire Control of Us

        Constellation's Common Share Ownership and Our Ownership Limits Are Important Factors.    As of September 30, 2000, Constellation Real Estate, Inc. owns approximately 43.5% of our outstanding Common Shares. Under our charter, two-thirds of the outstanding Common Shares must approve a merger, a sale of substantially all our assets, any amendment to our charter, the removal of a Trustee and the termination of COPT. Because Constellation Real Estate, Inc. owns more than one-third of our voting shares, it has the ability to veto any of those transactions, which could make it more difficult for any third party to acquire control of us. Such change of control could involve a premium over the market price for the Common Shares or other attributes that the shareholders may consider desirable. In addition, our charter limits ownership of our Common Shares by any single shareholder to 9.8% of the number of the outstanding Common Shares or 9.8% of the value of the outstanding Common Shares. We call these restrictions the "Ownership Limit." Our charter allows our Board of Trustees to exempt shareholders from the Ownership Limit, and the Board has exempted Constellation Real Estate, Inc. from the Ownership Limit.

        Our Charter Provides Other Potential Defenses.    Subject to the requirements of the New York Stock Exchange, the Board of Trustees has the authority without shareholder approval to issue additional securities of COPT on terms that could delay, defer or prevent a change in control of COPT. In addition, our Board has the authority to reclassify any of our unissued Common Shares into Preferred Shares. The Board may issue Preferred Shares with such preferences, rights, powers and restrictions as the Board may determine.

        Our Board is divided into three classes of Trustees. The term of one class of the Trustees will expire each year, at which time a successor class is elected for a three-year term. Such staggered three-year terms make it more difficult for a third party to acquire control of us. See "Description of Shares—Classification of Board, Vacancies and Removal of Trustees" on page 21.

        The Maryland Business Statutes Also Impose Potential Restrictions.    Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to shareholders. Our Bylaws exempt us from such laws, but our Board of Trustees can change our Bylaws at any time to make these provisions applicable to us. See "Description of Shares—Possible Antitakeover Effect of Certain Provisions of Maryland Law" on page 22.

Our Performance Is Subject to Risks Associated with the Real Estate Industry

        Generally.    We earn income from renting our properties. Our operating costs do not necessarily fluctuate in relation to changes in our rental revenue. This means our costs will not necessarily decline even if our revenues do. Also, our operating costs may increase while our revenues do not.

        For new tenants or upon lease expiration for existing tenants, we generally must make improvements and pay other tenant-related costs for which we may not receive increased rents. We also make building-related capital improvements for which tenants may not reimburse us.

        If our properties do not generate income sufficient to meet our operating expenses and capital costs, we may have to borrow additional amounts to cover these costs. In such circumstances, we would likely have lower profits or possibly incur losses. Moreover, there may be less or no cash available for distributions to our shareholders.

        Our Lease Renewals Pose Certain Uncertainties.    When leases expire at our properties, our tenants may not renew or may renew but on terms less favorable to us than the terms of the original lease. As of June 30, 2000, our scheduled lease expirations, as a percentage of total annualized rents for the next five calendar years, were:

2000	7.5%
2001	8.1%
2002	15.5%
2003	16.5%
2004	11.2%

        If a tenant leaves, we can expect to incur a vacancy for some period of time as well as higher capital costs than if a tenant renews. In either case, our net income and ability to make expected distributions to our shareholders could be adversely affected.

        Competition May Cause Difficulty in Our Leasing Activity.    The commercial real estate market is highly competitive. Numerous commercial properties compete for tenants with our properties and our competitors are building additional properties in the markets in which our properties are located. Some of these competing properties may be newer or have more desirable locations than our properties. If the market does not absorb newly constructed space, market vacancies will increase and market rents may decline. As a result, we may have difficulty leasing space at our properties and we may be forced to lower the rents we charge on new leases to compete effectively.

        Competition May Cause Difficulty in Our Strategy of Acquiring New Property.    We compete for the purchase of commercial property with many entities, including other publicly traded commercial REITs. Many of our competitors have substantially greater financial resources than ours. In addition, our competitors may be willing to accept lower returns on their investments. If our competitors prevent us from buying the amount of properties that we have targeted for acquisition, we may not be able to meet our property acquisition and development goals.

        Our Development and Construction Activities Pose Certain Risks.    Although the majority of our investments are in currently leased properties, to a lesser extent we also develop properties, including some which are not fully pre-leased. When we develop properties, we run the risks that development costs will exceed our budgets, that we will experience construction or development delays and that projected leasing will not occur.

        We Are Subject to Possible Environmental Liabilities.    We are subject to various Federal, state and local environmental laws. These laws can impose liability on property owners or operators for the costs of removal or remediation of certain hazardous substances released on a property, even if the property owner was not responsible for the release of the hazardous substances. The presence of hazardous substances on our properties may adversely affect occupancy and our ability to sell or borrow against those properties. In addition to the costs of government claims under environmental laws, private plaintiffs may bring claims for personal injury or similar reasons. Various laws also impose liability for the costs of removal or remediation of hazardous substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous substances at such a facility is potentially liable under such laws. These laws often impose liability whether or not the facility is or ever was owned or operated by such person.

        We Cannot Sell Our Properties Quickly.    Equity real estate investments like our properties are relatively difficult to sell and convert to cash quickly. Such illiquidity will tend to limit our ability to vary our portfolio of properties promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code imposes certain penalties on a REIT that sells property held for less than four years. As a result, we may be unable to sell a property at an advantageous time.

        We Are Subject to Other Possible Liabilities.    Our properties may be subject to other risks relating to current or future laws including laws benefiting disabled persons, and other state or local zoning, construction or other regulations. These laws may require significant property modifications in the future for which we may not have budgeted and could result in fines being levied against us. In addition, although we believe that we adequately insure our properties, we are subject to the risk that our insurance may not cover all of the costs to restore a property which is damaged by a fire or other similar catastrophic event. The occurrence of any of these events could have an adverse impact on our cash flows and ability to make distributions to shareholders.

We and Our Shareholders Are Subject to Certain Tax Risks

        Our Failure to Qualify as a REIT Would Have Adverse Tax Consequences.    We believe that since 1992 we have qualified for taxation as a REIT for Federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 95% of our REIT taxable income (excluding capital gains). The fact that we hold most of our assets through our Operating Partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible for us to remain qualified as a REIT.

        If we fail to qualify as a REIT, we would be subject to Federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our securities. In addition, we would no longer be required to make any distributions to our shareholders.

        We Have Certain Distribution Requirements.    As a REIT, we must distribute 95% of our annual taxable income, which limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 95% distribution requirement. For taxable years beginning after December 31, 2000, we will only be required to distribute 90% of our annual taxable income in order to maintain REIT status.

        We Are Also Subject to Other Tax Liabilities.    Even if we qualify as a REIT, we may be subject to certain Federal, state and local taxes on our income and property. Any such taxes would reduce our operating cash flow.

        When we purchased certain office properties located in Pennsylvania, we only purchased 89% of the partnership which owned each property. The remaining 11% will be acquired by the operating partnership not later than December 2000. This structure is intended to comply with informal advice from the Pennsylvania Department of Revenue that such two-stage transfers are not subject to Pennsylvania real estate transfer taxes. However, we have not obtained a formal ruling from the Pennsylvania Department of Revenue on this issue. If the Pennsylvania Department of Revenue were to successfully challenge this structure, or the remaining interests were required to be transferred for financing or other purposes prior to October 14, 2000, we would be subject to Pennsylvania state and local transfer taxes of approximately $2.7 million.

Sales of Large Amounts of Our Common Shares Could Cause Our Share Price to Decline

        As of September 30, 2000, we had 20,406,536 Common Shares outstanding. If we issue a significant number of Common Shares in a short period of time, there could be a decrease in the market price of the Common Shares.

We Lack Control over Our Management Company

        We receive substantially all of the economic benefits of Corporate Office Management, Inc. ("COMI"), the company which manages our properties. We are not able to elect directors or officers of COMI because more than 50% of COMI's voting stock is owned by persons who are not our officers or Trustees. Therefore, we cannot directly influence the operations of COMI. As a result, the board of directors and management of COMI may implement business policies or decisions that would not have been implemented by us. These policies or decisions could be adverse to our interests or lead to adverse financial results, which could adversely impact our net operating income and cash flow.

        Although we believe that the contracts between us and COMI for management services are no less favorable to us than those which could be obtained from a third party, such contracts are not the result of arm's length negotiations and, therefore, we cannot assure you that those contracts are just as favorable.

Certain Officers and Trustees of COPT Have Potential Conflicts of Interest

        The Chairman of our Board, our Chief Executive Officer, and certain other officers own direct and indirect interests in office properties and other real estate assets in which we have an interest. The interests of these persons may give rise to certain conflicts of interest concerning the fulfillment of their responsibilities as our officers and Trustees. We have adopted certain policies designed to minimize conflicts of interest. We cannot assure you, however, that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders of COPT. For example, the Chairman of our Board of Trustees and our Chief Executive Officer own a significant share of the units of our Operating Partnership. If our Operating Partnership sells or refinances certain of the properties that these officers contributed to the Operating Partnership, they could suffer adverse tax consequences. Therefore, they could oppose such a transaction.

We Are Dependent on Our Key Personnel

        We are dependent on the efforts of our Trustees and executive officers, including Jay Shidler, our Chairman of the Board of Trustees, Clay Hamlin, our Chief Executive Officer, and Rand Griffin, our President. The loss of any of their services could have an adverse effect on our operations. Although certain of our officers have entered into employment agreements with us, we cannot assure you that they will remain employed with us.

We May Change Our Policies without Shareholder Approval

        Our Board of Trustees determines all of our policies, including our investment, financing and distribution policies. Although our Board of Trustees has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders. Policy changes could adversely affect our financial condition, results of operations, the market price of the Common Shares or our ability to pay dividends or distributions.

USE OF PROCEEDS

        Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general trust purposes, including capital expenditures, acquisition or development of additional properties, repayment of indebtedness, repurchases of our Common Shares and meeting our working capital needs.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

        The following table sets forth COPT's consolidated ratios of earnings to combined fixed charges and Preferred Share dividends for the six months ended June 30, 2000 and for each of the last five calendar years. For purposes of calculating the ratio of earnings to combined fixed charges and Preferred Share dividends, earnings were calculated by adding fixed charges, excluding Preferred Share dividends, and minority interests of common unitholders to net income. Fixed charges consist of interest costs, amortization of debt issuance costs and distributions to preferred unitholders.

	Six Months Ended June 30, 2000	1999	1998	1997	1996	1995
Ratio of earnings to combined fixed charges and Preferred Share dividends	1.33	1.48	1.33	(A)	1.23	1.21

(A)
During the year ended December 31, 1997, COPT's net income included a non-recurring expense of $1,353,000 associated with the termination of an advisory agreement. As a result, earnings were inadequate to cover fixed charges by $902,000 in the year ended December 31, 1997. If such non-recurring expense had not been incurred, COPT's ratio of earnings to combined fixed charges and Preferred Share dividends for 1997 would have been 1.12.

DESCRIPTION OF SHARES

        The following summary of the terms of the securities of Corporate Office Properties Trust ("COPT") does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust and the Bylaws of COPT, copies of which are exhibits to the registration statement of which this prospectus is a part.

General

        The Declaration of Trust provides that COPT may issue up to 45,000,000 Common Shares and 5,000,000 Preferred Shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"). As of September 30, 2000, there were 20,406,536 Common Shares, one Series A Convertible Preferred Share of beneficial interest (the "Series A Preferred Shares") and 1,250,000 Series B Cumulative Redeemable Preferred Shares of beneficial interest (the "Series B Preferred Shares") issued and outstanding. The Declaration of Trust contains a provision permitting the Board of Trustees, without any action by the shareholders of COPT, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that COPT has authority to issue. The additional shares of beneficial interest, which could include Common Shares, will be available for issuance without further action by COPT's shareholders, subject to the requirements of the New York Stock Exchange ("NYSE").

        Both Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended (the "Maryland REIT Law") and the Declaration of Trust provide that no shareholder of COPT will be personally liable for any obligation of COPT solely as a result of such shareholder's status as a shareholder of COPT. The Declaration of Trust provides that COPT shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of a final disposition of a proceeding to, any shareholder or any former shareholder from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former shareholder of COPT. The Bylaws of COPT obligate it, to the maximum extent permitted by Maryland law, to indemnify any shareholder or any former shareholder (including, without limitation, any individual who, while a shareholder and at the request of COPT, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner, employee or agent of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of being a shareholder, against reasonable expenses incurred by him in connection with the proceeding. Inasmuch as COPT carries public liability insurance which it considers adequate, any risk of personal liability to shareholders not covered by the Maryland REIT Law is limited to situations in which COPT's assets plus its insurance coverage would be insufficient to satisfy the claims against COPT and its shareholders.

Common Shares

        All Common Shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of the Series A and B Preferred Shares and any other shares or series of beneficial interest which COPT may issue in the future and to the provisions of the Declaration of Trust regarding the restriction on transfer of Common Shares, holders of Common Shares are entitled to receive dividends on such shares if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in the assets of COPT legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of COPT.

        Subject to the provisions of the Declaration of Trust regarding restrictions on transfer of shares of beneficial interest, each outstanding Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of such Common Shares possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election. The Declaration of Trust provides for the election of Trustees to staggered three-year terms. See the section below entitled "Classification of Board, Vacancies and Removal of Trustees." Constellation Real Estate, Inc. is currently entitled to appoint two of the nine Trustees. See section below entitled "Description of Common Shares—Series A Preferred Shares".

        Holders of Common Shares have no preference, conversion, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of COPT. Subject to the provisions of the Declaration of Trust regarding the restriction on transfer of Common Shares, the Common Shares have equal dividend, distribution, liquidation and other rights.

        The Declaration of Trust provides for approval by a majority of the votes cast by holders of Common Shares entitled to vote on the matter in all situations permitting or requiring action by the shareholders, except with respect to: (i) the election of Trustees (which requires a plurality of all the votes cast at a meeting of shareholders of COPT at which a quorum is present), (ii) the removal of Trustees (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest of COPT entitled to vote generally in the election of Trustees, which action can only be taken for cause by vote at a shareholder meeting), (iii) the merger of COPT with another entity or the sale (or other disposition) of all or substantially all of the assets of COPT (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest entitled to vote on the matter), (iv) the amendment of the Declaration of Trust (which requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter), (v) the termination of COPT (which requires the affirmative vote of two-thirds of the outstanding shares of beneficial interest entitled to be cast on the matter); and (vi) certain voting rights of Constellation Real Estate, Inc. (See section below entitled "Series A Preferred Shares"). The Declaration of Trust permits the Trustees, without any action by the holders of Common Shares, (a) by a two-thirds vote, to amend the Declaration of Trust from time to time to qualify as a real estate investment trust under the Code or the Maryland REIT Law and (b) by a majority vote to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that COPT has authority to issue.

Classification or Reclassification of Common Shares or Preferred Shares

        The Declaration of Trust authorizes the Board of Trustees to reclassify any unissued shares of Common or Preferred Shares into other classes or series of classes of shares and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, in addition to the Series A Preferred Shares and Series B Preferred Shares, the Board of Trustees could authorize the issuance of other Preferred Shares with terms and conditions which could also have the effect of delaying, deferring or preventing a change in control of COPT or other transaction that might involve a premium over the then prevailing market price for Common Shares or other attributes that the shareholders may consider to be desirable.

Preferred Shares

        Of the 5,000,000 Preferred Shares authorized, the Declaration of Trust designates 1,025,000 as Series A Preferred Shares and 1,725,000 as Series B Preferred Shares.

Series A Preferred Shares

        We issued 984,308 Series A Preferred Shares to Constellation Real Estate, Inc. in 1998. We contributed the proceeds from the issuance of the Series A Preferred Shares to our Operating Partnership in exchange for a number of Series A Preferred Units equal to the number of Series A Preferred Shares that we issued. The terms of the Series A Preferred Units are substantially equivalent to the economic terms of the Series A Preferred Shares. The Series A Preferred Shares are convertible into Common Shares on the basis of 1.8748 Common Shares for each Series A Preferred Share. During September 2000, Constellation Real Estate, Inc. converted 984,307 of its 984,308 shares into 1,845,378 Common Shares, leaving only one Series A Preferred Share outstanding. Simultaneously, an equivalent number of Series A Preferred Units which we held in our Operating Partnership were converted into Common Units of the Operating Partnership.

        So long as Constellation Real Estate, Inc. holds any Series A Preferred Shares (and it beneficially owns at least 30% of the Common Shares), it will have the right to designate up to two Trustees to our Board of Trustees. If Constellation Real Estate, Inc.'s Common Share beneficial holdings fall below 30% but remain above 15%, it may designate one Trustee. As of September 30, 2000, Constellation Real Estate, Inc. beneficially held 43.5% of our Common Shares. The affirmative vote of Constellation Real Estate, Inc. as the holder of the Series A Preferred Shares is required for any issuance or sale by COPT of greater than $50 million in Common Shares at a price less than $9.50 per share. Except as set forth above and as required by applicable law, the Series A Preferred Shares do not entitle the holder thereof to any vote.

        The holder of the Series A Preferred Shares has nominal dividend and liquidation rights.

Series B Preferred Shares

        The outstanding 1,250,000 Series B Preferred Shares were issued in a public offering. We contributed the proceeds of the Series B Preferred Share offering to our Operating Partnership in exchange for a number of Series B Preferred Units equal to the number of Series B Preferred Shares that we sold in the offering. The terms of the Series B Preferred Units are substantially equivalent to the economic terms of the Series B Preferred Shares. The terms of the Series B Preferred Shares are as follows:

        Ranking.    The Series B Preferred Shares, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) prior or senior to the Common Shares and any other class or series of our equity securities authorized or designated in the future if the holders of Series B Preferred Shares shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series ("Junior Shares"); (ii) on a parity with the Series A Convertible Preferred Shares and any other class or series of our equity securities authorized or designated in the future if the holders of such class or series of securities and the Series B Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other ("Parity Shares"); and (iii) junior to any class or series of our equity securities authorized or designated in the future if the holders of such class or series shall be entitled to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series B Preferred Shares ("Senior Shares").

        Dividends.    Holders of Series B Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on the Series B Preferred Shares at the rate of $2.50 per year per Series B Preferred Share. Such dividends are cumulative from the date of original issue, whether or not in any dividend period or periods such dividends shall be declared or there shall be funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or, if not a business day, the next succeeding business day) (each a "Dividend Payment Date"). Any dividend payable on the Series B Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by our Board of Trustees and which are not more than 60 nor less than 10 days prior to such Dividend Payment Date. Holders of Series B Preferred Shares are not entitled to receive any dividends in excess of cumulative dividends on the Series B Preferred Shares. No interest, or sum of money in lieu of interest, shall be payable in respect to any dividend payment or payments on the Series B Preferred Shares that may be in arrears.

        When dividends are not paid in full upon the Series B Preferred Shares or any other class or series of Parity Shares, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series B Preferred Shares and any Parity Shares shall be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Series B Preferred Shares and accrued and unpaid on such Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Series B Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends shall be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series B Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common Shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Notwithstanding the provisions described above, we shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution or winding up, before any payment or distribution by us shall be made to or set apart for the holders of any Junior Shares, the holders of Series B Preferred Shares shall be entitled to receive a liquidation preference of $25.00 per share (the "Series B Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series B Preferred Shares have been paid the Series B Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Junior Shares upon our liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of Series B Preferred Shares shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, shall be distributed among the holders of Series B Preferred Shares and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series B Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up shall not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets or a statutory share exchange. Upon any liquidation, dissolution or winding up, after payment shall have been made in full to the holders of Series B Preferred Shares and any Parity Shares, any other series or class or classes of Junior Shares shall be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Series B Preferred Shares and any Parity Shares shall not be entitled to share therein.

        Optional Redemption.    The Series B Preferred Shares will not be redeemable by us prior to July 15, 2004 (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in the section entitled "Restrictions on Transfer"). On or after July 15, 2004, we may, at our option, redeem the Series B Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Series B Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series B Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) shall be payable solely with the proceeds from the sale of equity securities by us or our Operating Partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any Common Shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities unless and to the extent such debt securities are subsequently converted into equity securities) or options to purchase any of the foregoing of or in us or our Operating Partnership.

        In the event of a redemption of any Series B Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such Series B Preferred Shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such Series B Preferred Shares. The redemption date shall be selected by us and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series B Preferred Shares have not been paid or declared and set apart for payment, no Series B Preferred Shares may be redeemed unless all outstanding Series B Preferred Shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire Series B Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Shares.

        If fewer than all the outstanding Series B Preferred Shares are to be redeemed, we will select those Series B Preferred Shares to be redeemed pro rata in proportion to the numbers of Series B Preferred Shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

        Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of the Series B Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (i) the redemption date; (ii) the number of Series B Preferred Shares to be redeemed; (iii) the place or places where certificates for such Series B Preferred Shares are to be surrendered for cash; and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price, or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we shall default in the payment of our redemption obligation), dividends on the Series B Preferred Shares to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon, and (b) if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date).

        The Series B Preferred Shares will have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under the section entitled "Restrictions on Transfer."

        Subject to applicable law and the limitation on purchases when dividends on the Series B Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series B Preferred Shares in the open market, by tender or by private agreement.

        Voting Rights.    Holders of Series B Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

        If and whenever dividends on any Series B Preferred Shares or any series or class of Parity Shares shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees shall be increased by two (if not already increased by reason of similar types of provisions with respect to Parity Shares of any other class or series which is entitled to similar voting rights (the "Voting Parity Shares")), and the holders of Series B Preferred Shares, together with the holders of all other Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Series B Preferred Shares and of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately shall have so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Series B Preferred Shares and shares of any series of Voting Parity Shares then outstanding. Such special meeting shall be held, in the case of such written request, within 90 days after the delivery of such request, provided that we shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of Series B Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee shall occur by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former Trustee by the appointment of a new Trustee by the remaining Trustee or Trustees so elected. Whenever dividends in arrears on outstanding Series B Preferred Shares and Voting Parity Shares shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series B Preferred Shares and Voting Parity Shares to elect such additional two Trustees shall cease and the terms of office of such Trustees shall terminate and the number of Trustees constituting our Board of Trustees shall be reduced accordingly. Series A Preferred Shares are not Voting Parity Shares. The holder of the Series A Preferred Shares, as a separate class, is entitled to elect two additional Trustees if we shall fail at any time or from time to time to pay when due two consecutive quarterly dividend payments on the Series A Preferred Shares, and such Trustees are entitled to serve as Trustees thereafter until all accrued and unpaid dividends on the Series A Preferred Shares have been paid in full.

        The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Series B Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible into shares of any class of Senior Shares, or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series B Preferred Shares; provided, however, that no such vote of the holders of Series B Preferred Shares shall be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible security is to be made, as the case may be, provisions are made for the redemption of all outstanding Series B Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, Series B Preferred Shares or any shares of any class of Parity Shares shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series B Preferred Shares.

        With respect to the exercise of the above-described voting rights, each Series B Preferred Share has one (1) vote per share, except that when any other class or series of preferred shares shall have the right to vote with the Series B Preferred Shares as a single class, then the Series B Preferred Shares and such other class or series shall have one quarter of one (0.25) vote per $25.00 of liquidation preference.

        Conversion.    The Series B Preferred Shares are not convertible into or exchangeable for any other property or securities.

Issuance of Additional Preferred Shares

        The following description of our Preferred Shares of beneficial interest sets forth general terms and provisions of the Preferred Shares to which any prospectus supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to our Declaration of Trust, Bylaws and any applicable amendment to the Declaration of Trust designating terms of a series of Preferred Shares (a "Designating Amendment"). The Preferred Shares, when issued, will be fully paid and non-assessable. Because our Board of Trustees has the power to establish the preferences, powers and rights of each series of Preferred Shares, subject to the rights of the holder of the Series A Preferred Shares and the holders of the Series B Preferred Shares, our Board may afford the holders of any series of Preferred Shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares. The issuance of additional series of Preferred Shares could have the effect of delaying or preventing a change of control that might involve a premium price for shareholders or otherwise be in their best interest.

        The rights, preferences, privileges and restrictions of the Preferred Shares of each series will be fixed by the Designating Amendment relating to the series. A prospectus supplement, relating to each series, will specify the terms of the Preferred Shares, as follows:

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  the title and stated value of the Preferred Shares;

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  the number of Preferred Shares offered, the liquidation preference per share and the offering price of the Preferred Shares;

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  the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the Preferred Shares;

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  the date from which dividends on the Preferred Shares will accumulate, if applicable;

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  the procedures for any auction and remarketing, if any, for the Preferred Shares;

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  the provision for a sinking fund, if any, for the Preferred Shares;

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  the provision for redemption, if applicable, of the Preferred Shares;

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  any listing of the Preferred Shares on any securities exchange;

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  the terms and conditions, if applicable, upon which the Preferred Shares will be convertible into our Common Shares, including the conversion price (or manner of calculation) and conversion period;

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  any other specific terms, preferences, rights, limitations or restrictions of the Preferred Shares;

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  a discussion of certain material federal income tax considerations applicable to the Preferred Shares;

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  the relative ranking and preferences of the Preferred Shares as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

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  any limitation on issuance of any series of Preferred Shares ranking senior to or on a parity with the series of Preferred Shares as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs; and

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  any limitations on direct or beneficial ownership and restrictions on transfer of the Preferred Shares, in each case as may be appropriate to preserve our status as a REIT.

Operating Partnership Series C Preferred Units

        COPT conducts almost all of its operations through the Operating Partnership, for which COPT is the managing general partner. Interests in the Operating Partnership are in the form of Common and Preferred Units. As of September 30, 2000, COPT owned approximately 66% of the outstanding Common Units and 55% of the outstanding Preferred Units. The remaining Preferred Units in the Operating Partnership were 1,016,662 Series C Preferred Units, owned by United Properties Group, Incorporated, with terms as follows:

        Voting Rights.    Except in certain limited circumstances, at any time that COPT holds less than 90% of the outstanding partnership units in the Operating Partnership, any amendment to the Operating Partnership agreement must be approved by the vote of a majority of the Common and Preferred Units not held by COPT, each voting as a separate class. If COPT were to hold 90% or more of the outstanding partnership units, COPT would have the right to amend the Operating Partnership agreement without first seeking such unitholder approval.

        Liquidation.    In the event of the dissolution of the Operating Partnership, the holder of the Series C Preferred Units will be entitled to receive a $25 liquidation preference (the "Series C Liquidation Preference"), prior to any liquidation payment to be made to the holders of the Common Units but pari passu with liquidation payments made to COPT as holder of the Series A and B Preferred Units.

        Distributions.    The holders of the Series C Preferred Units are entitled to receive quarterly priority percentage return payments, prior to distributions made to the holders of the Common Units but pari passu with distributions made to COPT as holder of the Series A and B Preferred Units, in an amount equal to a percentage of the Series C Liquidation Preference, which percentage equals (a) 2.25% from December 21, 1999 to December 20, 2009, (b) 2.625% from December 21, 2009 to December 20, 2014, and (c) 3.00% thereafter.

        Conversion.    Beginning on December 21, 2000, the Series C Preferred Units are convertible into Common Units at a conversion rate of 2.381 Common Units per Series C Preferred Unit.

Issuance of Warrants

        We have no outstanding warrants to purchase our Common Shares ("Common Share Warrants") or outstanding warrants to purchase our Preferred Shares ("Preferred Share Warrants" and collectively with Common Share Warrants, the "Warrants"). We may issue Warrants for the purchase of Preferred Shares or Common Shares. Warrants may be issued by any prospectus supplement independently or together with any other securities offered and may be attached to or separate from those securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between us and a warrant agent specified in a prospectus supplement (the "Warrant Agent"), the form of which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The Warrant Agent will act solely as our agent in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable prospectus supplement relating to the issuance of any Warrants.

        A prospectus supplement will describe the terms of the Warrants in respect of which this prospectus is being delivered including, where applicable, the following:

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  the title of the Warrants;

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  the aggregate number of the Warrants;

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  the price or prices at which the Warrants will be issued;

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  the designation, terms and number of Common Shares or Preferred Shares purchasable upon exercise of the Warrants;

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  the designation and terms of the securities, if any, with which the Warrants are issued and the number of the Warrants issued with each such offered security;

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  the date, if any, on and after which the Warrants and the related Preferred Shares or Common Shares will be separately transferable;

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  the price (or manner of calculation) at which each Common Share or Preferred Share purchasable upon exercise of the Warrants may be purchased;

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  the date on which the right to exercise the Warrants shall commence and the date on which the right shall expire;

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  the minimum or maximum amount of the Warrants which may be exercised at any one time;

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  information with respect to book-entry procedures, if any;

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  a discussion of certain material federal income tax considerations; and

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  any other terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the Warrants.

The exercise of any Warrants will be subject to and limited by the transfer and ownership restrictions in our declaration of trust. See "Description of Shares—Restrictions on Transfer."

Restrictions on Transfer

        For COPT to qualify as a REIT under the Internal Revenue Code, its shares of beneficial interest generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of a taxable year. This test is applied by "looking through" certain shareholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of COPT by individuals.

        The Declaration of Trust, subject to certain exceptions, contains certain restrictions on the number of shares of beneficial interest of COPT that a person may own. The Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of the number or value of the outstanding shares of beneficial interest of COPT. In addition, the Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, Common Shares in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding Common Shares.

        The Board of Trustees, in its sole discretion, may exempt a proposed transferee from the 9.8% ownership limitation. However, the Board of Trustees may not grant such an exemption to any person if such exemption would result in COPT being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code or otherwise would result in COPT failing to qualify as a REIT. In order to be considered by the Board of Trustees for an exemption, a person also must not own, directly or indirectly, more than a 9.9% interest in a tenant of COPT (or a tenant of any entity owned or controlled by COPT). The person seeking an exemption must represent to the satisfaction of the Board of Trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Share Trust (as defined below). The Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Trustees in its sole discretion, in order to determine or ensure COPT's status as a REIT. Constellation Real Estate, Inc., Mr. Jay H. Shidler and Mr. Clay W. Hamlin, III are all Excepted Holders. However, as of December 31, 1999, Messrs. Shidler and Hamlin collectively owned only 3.4% of the outstanding Common Shares.

        The Declaration of Trust further prohibits (a) any person from beneficially or constructively owning shares of beneficial interest of COPT that would result in COPT being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause COPT to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of COPT if such transfer would result in shares of beneficial interest of COPT being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of beneficial interest of COPT that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of the beneficial interest of COPT that resulted in a transfer of shares to the Share Trust (as hereinafter defined), is required to give notice immediately to COPT and provide COPT with such other information as COPT may request in order to determine the effect of such transfer on COPT's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in the best interests of COPT to attempt to qualify, or to continue to qualify, as a REIT.

        If any transfer of shares of beneficial interest of COPT occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest of COPT in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of shares of beneficial interest of COPT in excess of the ownership limit will automatically be transferred to a trust (the "Share Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner shall not acquire any rights in such shares. The Prohibited Owner may not benefit economically from ownership of any shares of beneficial interest held in the Share Trust, may have no rights to dividends and may not possess any other rights attributable to the shares of beneficial interest held in the Share Trust. The trustee of the Share Trust (the "Share Trustee") will have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Share Trust, which rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by COPT that shares of beneficial interest have been transferred to the Share Trust will be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the Share Trustee. Any dividend or distribution so paid to the Share Trustee will be held in the Share Trust for the Charitable Beneficiary. The Prohibited Owner will have no voting rights with respect to shares of beneficial interest held in the Share Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Share Trust, the Share Trustee will have the authority (at the Share Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by COPT that such shares have been transferred to the Share Trust and (ii) to recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if COPT has already taken irreversible trust action, then the Share Trustee will not have the authority to rescind and recast such vote.

        Within 20 days of receiving notice from COPT that shares of beneficial interest of COPT have been transferred to the Share Trust, the Share Trustee will sell the shares of beneficial interest held in the Share Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described below. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Share Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the Common Shares held in the Share Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the Charitable Beneficiary. If, prior to the discovery by COPT that shares of beneficial interest have been transferred to the Share Trust, such shares are sold by a Prohibited Owner, then (i) such shares will be deemed to have been sold on behalf of the Share Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive as described above, such excess will be paid to the Share Trustee upon demand.

        In addition, shares of beneficial interest of COPT held in the Share Trust will be deemed to have been offered for sale to COPT, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Share Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date COPT, or its designee, accepts such offer. COPT shall have the right to accept such offer until the Share Trustee has sold the shares of beneficial interest held in the Share Trust. Upon such a sale to COPT, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner.

        All certificates representing Common Shares will bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such other percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of COPT's shares of beneficial interest, including Common Shares, is required to give written notice to COPT within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of COPT which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to COPT such additional information as COPT may request in order to determine the effect, if any, of such beneficial ownership on COPT's status as a REIT and to ensure compliance with the 9.8% ownership limitation.

In addition, each shareholder shall upon demand be required to provide to COPT such information as COPT may request, in good faith, in order to determine COPT's status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        These ownership limitations could delay, defer or prevent a change in control of COPT or other transaction that might involve a premium over the then prevailing Market Price for the Common Shares or other attributes that the shareholders may consider to be desirable.

Classification of Board, Vacancies and Removal of Trustees

        The Declaration of Trust provides for a staggered Board of Trustees. At the conclusion of its annual meeting of shareholders on May 16, 2000, COPT had nine Trustees divided into three classes, with terms of three years each. Constellation Real Estate, Inc. has appointed two Trustees, pursuant to the terms of the Series A Preferred Shares. See section entitled "Description of Shares—Series A Preferred Shares." As of May 16, 2000, the number of Trustees in each class and the expiration of each class' term is as follows:

Class 1	2 Trustees	Expires 2002
Class 2	3 Trustees	Expires 2003
Class 3	4 Trustees	Expires 2001

        At each annual meeting of shareholders of COPT, successors of the class of Trustees whose term expires at that meeting will be elected for a three-year term and the Trustees in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control of COPT or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable. In addition, a classified Board could prevent shareholders who do not agree with the policies of the Board of Trustees from replacing a majority of the Board of Trustees for two years, except in the event of removal for cause.

        The Bylaws of COPT provide that any vacancy on the Board of Trustees may be filled by a majority of the remaining Trustees. Any individual so elected Trustee will hold office for the unexpired term of the Trustee he or she is replacing. The Declaration of Trust provides that a Trustee may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of Trustees, but only by a vote taken at a shareholder meeting. These provisions preclude shareholders from removing incumbent Trustees, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Advance Notice of Nominations and New Business

        The Bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to COPT's notice of the meeting, (b) by the Board of Trustees or (c) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws. With respect to special meetings of shareholders, the Bylaws provide that only the business specified in COPT's notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to the Board of Trustees may be made only (a) pursuant to COPT's notice of the meeting, (b) by the Board of Trustees or (c) provided that the Board of Trustees has determined that Trustees shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Possible Antitakeover Effect of Certain Provisions of Maryland Law

        The Maryland General Corporations Law ("MGCL") contains provisions that may be deemed to have an antitakeover effect. The provisions applicable to COPT are set forth below.

        Certain Business Combinations.    Under the MGCL, as applicable to Maryland real estate investment trusts, certain business combinations (including certain mergers, consolidations, share exchanges and asset transfers and certain issuances and reclassifications of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust's shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of such trust (an "Interested Shareholder"), or an affiliate of such an Interested Shareholder, are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees of such trust and approved by the affirmative votes of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the trust and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Trustees has opted out of this statute by resolution. The Board of Trustees may, however, rescind its resolution at any time to make these provisions of Maryland law applicable to COPT.

        Control Share Provisions.    The MGCL generally provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights unless those rights are approved by a vote of two-thirds of the disinterested shares (generally shares held by persons other than the acquiror, officers or trustees who are employees of the trust). An acquiror is deemed to own control shares the first time that the acquiror's voting power in electing trustees equals or exceeds 20% of all such voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Trustees to call a special meeting of shareholders to be held within 50 days of the demand to consider whether the control shares will have voting rights. The trust may present the question at any shareholders' meeting on its own initiative.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares. Fair value will be determined as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share provisions do not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of COPT's shares of beneficial interest. The Board of Trustees may, however, amend the Bylaws at any time to eliminate such provision, either prospectively or retroactively.

Dissolution of the Company; Termination of REIT Status

        The Declaration of Trust permits the termination of COPT and the discontinuation of the operations of COPT by the affirmative vote of the holders of not less than two-thirds of the outstanding Common Shares entitled to be cast on the matter at a meeting of shareholders or by written consent. In addition, the Declaration of Trust permits the termination of COPT's qualification as a REIT if such qualification, in the opinion of the Board of Trustees, is no longer advantageous to the shareholders.

FEDERAL INCOME TAX MATTERS

        COPT was organized in 1988 and elected to be taxed as a REIT commencing with its taxable year ended December 31, 1992. COPT believes that it was organized and has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") and intends to continue to operate in such a manner. No assurance can be given, however, that such requirements have been or will continue to be met. The following is a summary of the material Federal income tax considerations that may be relevant to COPT and its shareholders, including the continued treatment of COPT as a REIT for Federal income tax purposes. For purposes of this discussion of "FEDERAL INCOME TAX MATTERS" the term "COPT" refers only to Corporate Office Properties Trust and not to any other affiliated entities.

        The following discussion is based on the law existing and in effect on the date hereof, including the recently-enacted "Tax Relief Extension Act of 1999" (the "TREA"), and COPT's qualification and taxation as a REIT will depend on compliance with such law and with any future amendments or modifications to such law. The qualification and taxation as a REIT will further depend upon the ability to meet, on a continuing basis through actual operating results, the various qualification tests imposed under the Code discussed below. No assurance can be given that COPT will satisfy such tests on a continuing basis.

        In brief, an entity that invests primarily in real estate can, if it meets the REIT provisions of the Code described below, claim a tax deduction for the dividends it pays to its shareholders. Such an entity generally is not taxed on its "REIT taxable income" to the extent such income is currently distributed to shareholders, thereby substantially eliminating the "double taxation" (i.e., at both the entity and shareholder levels) that generally results from an investment in an entity which is taxed as a corporation. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT. Further, if the entity were to fail to qualify as a REIT in any year, it would not be able to deduct any portion of the dividends it paid to its shareholders and would be subject to full Federal corporate income taxation on its earnings, thereby significantly reducing or eliminating the cash available for distribution to its shareholders.

        Morgan, Lewis & Bockius LLP has opined that, for Federal income tax purposes, COPT has properly elected and otherwise qualified to be taxed as a REIT under the Code for taxable years commencing on or after June 1, 1992 and that its proposed method of operations as described in this prospectus and as represented to Morgan, Lewis & Bockius LLP by COPT will enable COPT to continue to satisfy the requirements for such qualification and taxation as a REIT under the Code for future taxable years. This opinion, however, is based upon certain factual assumptions and representations made by COPT. Moreover, such qualification and taxation as a REIT depends upon the ability of COPT to meet, for each taxable year, various tests imposed under the Code as discussed below, and Morgan, Lewis & Bockius LLP has not reviewed in the past, and may not review in the future, COPT's compliance with these tests. Accordingly, no assurance can be given that the actual results of the operations of COPT for any particular taxable year will satisfy such requirements.

Taxation of COPT

        General.    In any year in which COPT qualifies as a REIT, it will not generally be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to shareholders. COPT will, however, be subject to tax at normal corporate rates upon any taxable income or capital gains not distributed. Shareholders are required to include their proportionate share of the REIT's undistributed long-term capital gain in income, but would receive a credit for their share of any taxes paid on such gain by the REIT.

        Notwithstanding its qualification as a REIT, COPT also may be subject to taxation in certain other circumstances. If COPT should fail to satisfy either the 75% or the 95% gross income test (each as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which COPT fails either the 75% or the 95% gross income test, multiplied by a fraction intended to reflect COPT's profitability. (Under the TREA, effective for taxable years beginning after December 31, 2000, for purposes of this tax only, the 95% gross income test will be changed to a 90% gross income test.) COPT will also be subject to a tax of 100% on net income from any "prohibited transaction" (as described below), and if COPT has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if COPT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior years, COPT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. COPT also may be subject to the corporate alternative minimum tax, as well as to tax in certain situations not presently contemplated. COPT will use the calendar year both for Federal income tax purposes, as is required of a REIT under the Code, and for financial reporting purposes. Finally, under the TREA, for taxable years beginning after December 31, 2000, in the event that items of rent, interest or other deductible expenses are paid to a REIT by a "taxable REIT subsidiary" (as defined below) of such REIT, and such amounts are determined to be other than at arm's length, a REIT may be subject to a 100% tax on the portion of such amounts treated as excessive. Safe harbors exist for certain rental payments.

        Failure to Qualify.    If COPT fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, COPT will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which COPT fails to qualify as a REIT will not be deductible by COPT, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, COPT also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

REIT Qualification Requirements

        In order to qualify as a REIT, COPT must meet the following requirements, among others:

        Share Ownership Tests.    COPT's shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportionate number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of COPT may be owned, directly or indirectly and taking into account the effects of certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities (the "50% Limitation"). However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. In addition, for purposes of the 50% Limitation, shares of beneficial interest owned, directly or indirectly, by a corporation will be considered as being owned proportionately by its shareholders.

        In order to attempt to ensure compliance with the foregoing share ownership tests, COPT's Declaration of Trust places certain restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership. Moreover, to evidence compliance with these requirements, Treasury Regulations require COPT to maintain records which disclose the actual ownership of its outstanding shares of beneficial interest. In fulfilling its obligations to maintain records, COPT must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of such shares of beneficial interest (as prescribed by Treasury Regulations). A list of those persons failing or refusing to comply with such demand must be maintained as part of COPT's records. A shareholder failing or refusing to comply with COPT's written demand must submit with his tax return a similar statement disclosing the actual ownership of COPT shares of beneficial interest and certain other information.

        As of September 30, 2000, Constellation Real Estate, Inc. owned approximately 43.5% of the Common Shares outstanding, and one Series A Preferred Share convertible into 1.8748 Common Shares. Under COPT's Declaration of Trust a person is generally prohibited from owning more than 9.8% of the aggregate outstanding Common Shares or more than 9.8% in value of the aggregate outstanding shares of beneficial interest unless such person makes certain representations to the Board of Trustees and the Board of Trustees ascertains that ownership of a greater percentage of shares will not cause COPT to violate either the 50% Limitation or the gross income tests described below. The Board of Trustees has exempted Constellation Real Estate, Inc. from the 9.8% limitation set forth in the Declaration of Trust and has determined that Constellation Real Estate, Inc. may hold up to 45% of the outstanding Common Shares. The Board of Trustees has determined, based upon representations made by Constellation Real Estate, Inc., that this will not result in a violation of the 50% Limitation or otherwise adversely affect COPT's ability to qualify as a REIT for Federal income tax purposes.

        Asset Tests.    At the close of each quarter of COPT's taxable year, COPT must satisfy two tests relating to the nature of its assets (determined in accordance with generally accepted accounting principles). First, at least 75% of the value of COPT's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of COPT's assets generally may be invested without restriction, securities in this class may not exceed (i) in the case of securities of any one non-government issuer, 5% of the value of COPT's total assets (the "REIT Value Test") or (ii) 10% of the outstanding voting securities of any one such issuer (the "Issuer Voting Stock Test") (effective for taxable years beginning after December 31, 2000, securities in this class may also not exceed 10% of the total value of any such issuer (the "Issuer Value Test")). Under the TREA, effective for COPT's taxable years beginning after December 31, 2000, the REIT Value Test, the Issuer Voting Stock Test or the Issuer Value Test will not apply to securities held by a

REIT in a "taxable REIT subsidiary." A taxable REIT subsidiary is any corporation in which the REIT owns stock and with which the REIT makes a joint election to be so treated. Any corporation in which a REIT owns, directly or indirectly, shares possessing more than 35% of the voting power or value of such corporation will automatically be treated as a taxable REIT subsidiary (other than certain corporations which are wholly-owned by the REIT and are treated as "qualified REIT subsidiaries"). In addition, certain debt securities held by a REIT will not be taken into account for purposes of the Issuer Value Test. Finally, certain "grandfathering" rules also exempt from the Issuer Value Test securities owned by the REIT on July 12, 1999. Where COPT invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets, and the partnership interest will not constitute a security for purposes of these tests. Accordingly, COPT's investment in real properties through its interests in the Operating Partnership (which itself holds real properties through other partnerships) will constitute an investment in qualified assets for purposes of the 75% asset test.

        Gross Income Tests.    There are two separate percentage tests relating to the sources of COPT's gross income which must be satisfied for each taxable year. For purposes of these tests, where COPT invests in a partnership, COPT will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of COPT as it has in the hands of the partnership. The two tests are described below.

        The 75% Test.    At least 75% of COPT's gross income for the taxable year must be "qualifying income." Qualifying income generally includes: (i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of COPT's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITS, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property.

        Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% gross income test (or the 95% gross income test described below) if COPT, or an owner of 10% or more of COPT, directly or constructively owns 10% or more of such tenant. Under the TREA, effective for taxable years of COPT beginning after December 31, 2000, the foregoing rule will not apply to rents received from a taxable REIT subsidiary, provided that either (i) at least 90% of the leased property in respect of which COPT is receiving such rents is occupied by persons other than such taxable REIT subsidiary or (ii) such rents are received in respect of a "qualified lodging facility." In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, COPT generally must not operate or manage the property or furnish or render services to customers, other than through an "independent contractor" from whom COPT derives no income, or through a taxable REIT subsidiary, except that the "independent contractor" or taxable REIT subsidiary requirement does not apply to the extent that the services provided by COPT are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant for his convenience." In addition, COPT may directly perform a de minimis amount of non-customary services. COPT believes that the services provided with regard to COPT's properties by the operating partnership (or its agents) are now (and, it is believed, will in the future be) usual or customary services. Any services that cannot be provided directly by the Operating Partnership will be performed by independent contractors.

        The 95% Test.    In addition to deriving 75% of its gross income from the sources listed above, at least 95% of COPT's gross income for the taxable year must be derived from the above-described qualifying income or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. COPT intends to monitor closely its non-qualifying income and anticipates that non-qualifying income from its activities will not result in COPT failing to satisfy either the 75% or 95% gross income test.

        For purposes of determining whether COPT complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, a sale of property will not be a prohibited transaction if such property is held for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases and the cost of improvements made thereto) are satisfied.

        Even if COPT fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) COPT's failure to comply is due to reasonable cause and not to willful neglect; (ii) COPT reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, COPT will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect COPT's profitability. Under the TREA, for COPT's taxable years beginning after December 31, 2000, and only for purposes of determining the applicability of such 100% tax, the 95% gross income test will be changed to a 90% gross income test.

        Compliance with Income Tests.    As of June 30, 2000, Constellation Real Estate, Inc. and certain affiliated companies were obligated as tenants to pay annualized office rents of approximately $843,000 with respect to properties owned by the Operating Partnership. Some of this rental income may not constitute qualifying rental income for purposes of the 75% and 95% gross income tests. COPT expects, based on current rent levels, that receipt of such rental income will not cause it to violate the 95% gross income test for the current taxable year. Aside from this rental income, COPT does not expect that it will earn material amounts of non-qualifying income from either Constellation Real Estate, Inc. or its existing properties. Based on the foregoing, COPT expects that it will continue to satisfy the 75% and 95% gross income tests. The fact that affiliates of Constellation Real Estate, Inc. will be paying non-qualifying income may, however, restrict the ability of COPT and the Operating Partnership to acquire additional properties that generate non-qualifying income.

        To avoid a violation of the 95% gross income test, the Operating Partnership established Corporate Office Management, Inc. ("COMI") to own an interest in Corporate Realty Management, LLC, the Operating Partnership's property management company ("CRM"). As of September 30, 2000, COMI owned 100% of CRM. COMI also owns 100% of Corporate Development Services, LLC ("CDS"), a company that provides construction and development services predominantly to the Operating Partnership, and 80% of Martin G. Knott and Associates, LLC ("MGK"), a company that provides heating and air conditioning maintenance and repair services predominantly to third parties. In addition, COMI had a service agreement, extending through March 2000, with Constellation Real

Estate, Inc. for development and other services, since income from such services is also considered non-qualifying income.

        The Operating Partnership currently holds indebtedness issued by COMI and 95% of the aggregate amount of voting and non-voting common stock issued by COMI, but only holds 1% of the aggregate amount of voting common stock issued by COMI. As discussed above, to satisfy the Issuer Voting Stock Test as in effect prior to enactment of the TREA, COPT may not directly or indirectly hold 10% or more of the voting stock of COMI.

        Because it is a corporate entity (as opposed to a partnership) which is not wholly-owned by COPT, the management fee and other service income earned by COMI as a result of its ownership interest in CRM, CDS and MGK, or as a result of management and other services performed by COMI or its subsidiaries, although it is non-qualifying income, is not treated as non-qualifying income earned by COPT for purposes of the 95% or 75% gross income tests. However, any interest or dividends paid or distributed by COMI to the Operating Partnership is considered qualifying income for purposes of the 95% test, but is not considered qualifying income for purposes of the 75% test. To the extent that COMI earns net taxable income from its activities, it is required to pay Federal and state income taxes, which reduces the amount of dividends it is able to pay to the Operating Partnership and its other shareholders.

        Under the TREA, the Operating Partnership's ownership interest in COMI would not satisfy the Issuer Value Test, because such interest represents more than 10% of the total value of shares of all classes of stock in COMI. Accordingly, absent the grandfathering rules discussed immediately below, the interest in COMI owned by the Operating Partnership could jeopardize COPT's status as a REIT, unless both COPT and COMI were to elect to treat COMI as a taxable REIT subsidiary. Under the TREA, however, the Issuer Value Test does not apply to securities held by a REIT on July 12, 1999. As the Operating Partnership's interest in COMI was held on such date, such interest will not, by itself, cause COPT to violate the Issuer Value Test or the REIT asset qualification test described above. The foregoing grandfather rules cease to apply to securities of a corporation on the first day after July 12, 1999 on which such corporation either (i) engages in a substantial new line of business or (ii) acquires any substantial new asset, other than, in each case, as a result of certain tax-free exchange or reorganization transactions, or if additional securities in such corporation are acquired after such date. Accordingly, if COMI were to engage in a substantial new line of business or acquire a substantial new asset in a taxable transaction (or if the Operating Partnership were to acquire additional shares in COMI), in order to avoid violating the Issuer Value Test it would be necessary for COPT and COMI to jointly elect to treat COMI as a taxable REIT subsidiary. Such election would in turn invoke other provisions added to the Code by the TREA, some of which could independently affect the ability of COPT to maintain its status as a REIT.

        COPT believes that the changes effected by the TREA, including the imposition of the Issuer Value Test, do not currently affect the legal status of its indirect investment in COMI, or its status as a REIT. COPT intends to monitor closely COMI's activities, however, in order to anticipate the possibility that COMI will cease to be eligible for grandfathering treatment currently exempting it from the Issuer Value Test. In addition, COPT intends to monitor this and any other legislation, proposed or enacted, to assess the possible effect of any such legislation on its future operations and tax profile.

        COPT intends to continue to monitor its operations and investments in the context of these standards so as to continue to satisfy the 75% and 95% gross income tests. While the Operating Partnership or its affiliates provide certain services with respect to the properties in which COPT owns interests and possibly with respect to any newly acquired properties, COPT believes that for purposes of the 75% and 95% gross income tests the services provided at such properties and any other services and amenities provided by the Operating Partnership or its agents with respect to such properties will be of the type usually or customarily rendered in connection with the rental of space for occupancy only and not rendered to the occupants of such properties. COPT intends that services that cannot be provided directly by the Operating Partnership or other agents will be performed by independent contractors.

        Annual Distribution Requirements.    In order to qualify as a REIT, COPT is required to distribute dividends to its shareholders each year in an amount at least equal to (A) the sum of (i) 95% of COPT's REIT taxable income (computed without regard to the dividends received deduction and COPT's net capital gain) and (ii) 95% of the net income (after tax), if any, for foreclosure property, minus (B) the sum of certain items of non-cash income. Under the TREA, for COPT's taxable years beginning after December 31, 2000, the required distributions will be calculated by reference to 90% of COPT's REIT taxable income and net income from foreclosure property (as described above), respectively. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before COPT timely files its tax return for such year and if paid on or before the first regular dividend payment after the declaration. To the extent that COPT does not distribute all of its net capital gain or distributes at least 95% (90%, for taxable years beginning after December 31, 2000), but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gain or ordinary corporate tax rates, as the case may be.

        COPT intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. In this regard, the Operating Partnership agreement authorizes COPT in its capacity as General Partner to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit COPT to meet the distribution requirements. It is possible that COPT may not have sufficient cash or other liquid assets to meet the above-described distribution requirement, either due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing COPT's REIT taxable income on the other hand, or for other reasons. COPT will monitor closely the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

        If COPT fails to meet the above-described distribution requirement as a result of an adjustment to COPT's tax return by the Service, COPT may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

Taxation of Shareholders

        Taxation of Taxable Domestic Shareholders.    As long as COPT qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset (to the extent they do not exceed COPT's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. In the event COPT designates any portion of a dividend as a capital gain dividend, a shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such shareholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of share for the taxable year. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. COPT may elect to retain and pay income tax on any net long-term capital gain, in which case its domestic shareholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain. A domestic shareholder would also receive a refundable tax credit for such shareholder's proportionate share of the tax paid by COPT on such retained capital gains and an increase in its basis in its shares in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by COPT. See the section below entitled "Capital Gains and Losses".

        Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of beneficial interest, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares of beneficial interest, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the shares are capital assets in the hands of the shareholder. In addition, any dividend declared by COPT in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by COPT and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by COPT during January of the following calendar year.

        Domestic shareholders may not include in their individual income tax returns any of COPT's net operating losses or capital losses. Instead, such losses would be carried over by COPT for potential offset against future income (subject to certain limitations). Distributions made by COPT and gain arising from the sale or exchange of shares will not be treated as passive activity income, and, as a result, shareholders generally will not be able to apply any "passive losses" against such income and gain. In addition, taxable distributions from COPT generally will be treated as investment income. Capital gain dividends (including distributions treated as such) and capital gain from the disposition of shares, however, will be treated as investment income only if a shareholder so elects, in which case such capital gain will be taxed at ordinary income rates. COPT will notify shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

        In general, a domestic shareholder will realize capital gain or loss on the disposition of COPT's shares of beneficial interest equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the shareholder's adjusted basis of such shares of beneficial interest. Such gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held such shares for more than one year and long-term capital gain or loss if the shareholder has held such shares for more than one year. See the section below entitled "Capital Gains and Losses". Loss upon a sale or exchange of COPT's shares of beneficial interest by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from COPT required to be treated by such shareholder as long-term capital gain.

        Capital Gains and Losses.    The maximum marginal individual income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For individuals, trusts and estates who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation (other than certain depreciation recapture taxable as ordinary income) with respect to such property. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

        Backup Withholding.    COPT will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. The United States Treasury has recently issued final regulations (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. The Final Regulations are generally effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of COPT's shares of beneficial interest.

        In addition, COPT may be required to withhold a portion of capital gain distributions made to shareholders that fail to certify their non-foreign status to COPT. See section below entitled "—Taxation of Foreign Shareholders".

        Taxation of Tax-Exempt Shareholders.    The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from COPT's shares of beneficial interest will not be UBTI to a tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares as "debt financed property" within the meaning of the Code and such shares are not otherwise used in a trade or business. Similarly, income from the sale of COPT's shares of beneficial interest will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" will be treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code (a "qualified trust") and which holds more than 10% (by value) of the interests in the REIT. A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the application of a "look-through" exception to the 50% Limitation applicable to qualified trusts, and (ii) either (1) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (2) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income (less direct expenses related thereto) of the REIT from unrelated trades or businesses (determined as if the REIT were a qualified trust) to (ii) the total gross income (less direct expenses related thereto) of the REIT. A de minimis exception applies where this percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the 50% Limitation without relying upon the "look-through" exception with respect to qualified trusts. As a result of certain limitations on transfer and ownership of COPT's shares of beneficial interest contained in the Charter, COPT does not expect to be classified as a "pension held REIT."

        Taxation of Foreign Shareholders.    The rules governing the United States Federal income taxation of the ownership and disposition of COPT's shares of beneficial interest by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

        PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN COPT'S SHARES OF BENEFICIAL INTEREST, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

        In general, Non-U.S. Shareholders will be subject to regular United States Federal income taxation with respect to their investment in COPT's shares of beneficial interest in the same manner as a U.S. shareholder (i.e., at graduated rates on a net basis, after allowance of deductions) if such investment is "effectively connected" with the conduct by such Non-U.S. Shareholder of a trade or business in the United States. A Non-U.S. Shareholder that is a corporation and that receives income with respect to its investment in COPT's shares of beneficial interest that is (or is treated as) "effectively connected" with the conduct of a trade or business in the United States may also be subject to the 30% branch profits tax imposed under Section 884 of the Code, which is payable in addition to the regular United States corporate income tax. The following discussion addresses only the Federal income taxation of Non-U.S. Shareholders whose investment in COPT's shares of beneficial interest is not "effectively connected" with the conduct of a trade or business in the United States. Prospective investors whose investment in COPT's shares of beneficial interest may be "effectively connected" with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences thereof.

        Distributions that are not attributable to gain from sales or exchanges of United States real property interests and that are not designated by COPT as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of COPT's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Pursuant to the Final Regulations, dividends paid to an address in a country outside the United States will no longer be presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the availability of a reduced tax treaty rate. A Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate will now be required to satisfy certain certification and other requirements. Distributions that COPT makes in excess of its current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent they do not exceed the adjusted basis of such Non-U.S. Shareholder's shares, but rather will reduce the adjusted basis of such shares (but not below zero). To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if such Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of shares, as described below.

        For withholding tax purposes, COPT is currently required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under the Final Regulations, generally effective for distributions on or after January 1, 2001, COPT would not be required to withhold at the 30% rate on distributions COPT reasonably estimates to be in excess of its current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, a Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of its current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

        For any year in which COPT qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with the conduct of a United States trade or business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to domestic shareholders (subject to applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard as to whether such distributions are designated by COPT as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. COPT is required by Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

        Gain recognized by a Non-U.S. Shareholder upon a sale of COPT's shares of beneficial interest generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. COPT's shares of beneficial interest will not constitute a "United States real property interest" so long as COPT is a "domestically controlled REIT." A "domestically controlled REIT" is generally a REIT in which at all times during a specified testing period less than 50% in value of its share was held directly or indirectly by Non-U.S. Shareholders. COPT believes that it will be a "domestically controlled REIT" and therefore, the sale of COPT's shares of beneficial interest will not be subject to taxation under FIRPTA. However, because COPT's shares of beneficial interest will be publicly traded, no assurance can be given that COPT will continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of its shares not otherwise subject to FIRPTA generally will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

        If COPT does not qualify as or ceases to be a "domestically controlled REIT," whether gain arising from the sale or exchange by a Non-U.S. Shareholder of COPT's shares of beneficial interest would be subject to U.S. taxation under FIRPTA will depend on whether the shares are "regularly traded" (as defined in applicable Treasury Regulations) on an established securities market (such as the NYSE on which COPT's shares of beneficial interest are traded) and on the size of the selling Non-U.S. Shareholder's interest in COPT. If the gain on the sale of COPT's shares of beneficial interest were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a domestic shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price. In addition, if COPT is not a "domestically controlled REIT," distributions in excess of its current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

        Dividends paid in the United States with respect to COPT's shares of beneficial interest, and proceeds from the sale of COPT's shares of beneficial interest, through a United States broker (or certain brokers having significant connections with the United States) may be subject to the information reporting requirements of the Code. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% unless such shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Shareholders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Any amount paid as backup withholding will be creditable against the Non-U.S. Shareholder's United States income tax liability.

        The Final Regulations, originally issued by the United States Treasury on October 6, 1997, affect the rules applicable to payments to foreign persons. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and modify reliance standards. In addition, the Final Regulations also address certain issues relating to intermediary certification procedures designed to simplify compliance by withholding agents. The Final Regulations are generally effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of COPT's shares of beneficial interest.

Other Tax Considerations

        Effect of Tax Status of the Operating Partnership on REIT Qualification.    All of COPT's investments are through the operating partnership. COPT believes that the operating partnership is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the operating partnership were to be treated as an association taxable as a corporation, COPT would cease to qualify as a REIT. Furthermore, in such a situation, the operating partnership would be subject to corporate income taxes and COPT would not be able to deduct its share of any losses generated by the operating partnership in computing its taxable income.

        Tax Allocations with Respect to the Properties.    The operating partnership was formed, in part, by way of contributions of appreciated property. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the operating partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the depreciable lives of the contributed Properties. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the operating partnership could cause COPT to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to COPT if all properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining its earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had COPT purchased its interests in all properties at their agreed value.

        Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The operating partnership has determined to use the "traditional method" (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the Contributed Properties.

        State and Local Taxes.    COPT and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which COPT or they transact business or reside. The state and local tax treatment of us and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in COPT's shares of beneficial interest.

PLAN OF DISTRIBUTION

        We may sell the securities offered pursuant to this prospectus and the accompanying prospectus supplement to or through one or more underwriters or dealers or may sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

        Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

        The Common Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market markers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the selling shareholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the Common Shares which is not expected to exceed that customary in the types of transactions involved.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

        Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

        In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Securities and Exchange Commission (the "Commission") pursuant to which such persons may bid for or purchase securities for the purpose of stabilizing their market price. The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In such case, the underwriters could cover all or a portion of such short position by either purchasing securities in the open market following completion of the offering of such securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession with respect to securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of such transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

        The Common Shares are listed on the New York Stock Exchange under the symbol "OFC." The Series B Preferred Shares are listed on the New York Stock Exchange under the symbol "OFC. B". Any new series of preferred shares or warrants will be new issues of securities with no established trading market and may or may not be listed in a national securities exchange. Any underwriters or agents to or through which securities are sold by us may make a market in such securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the securities offered hereby are being passed upon for COPT by Morgan, Lewis & Bockius LLP. The opinion of counsel as described under the heading "Federal Income Tax Matters" is being rendered by Morgan, Lewis & Bockius LLP, which opinion is subject to various assumptions and is based on current tax law. Certain legal matters may be passed upon for any of the underwriters or agents by counsel named in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        COPT has filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, COPT files annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by COPT at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. COPT's Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. If a reference is made in this prospectus or any prospectus supplement to any contract or other document of COPT, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

        The Securities and Exchange Commission allows COPT to "incorporate by reference" into this prospectus the information COPT files with the Commission, which means that COPT can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

        COPT incorporates in this prospectus by reference the Annual Report on Form 10-K for the year ended December 31, 1999, the Quarterly Report on Form 10-Q for the quarters ended March 31 and June 30, 2000, and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

        You may request a copy of these filings, at no cost, by contacting COPT, Vice President-Investor Relations, 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045, by telephone at 410-992-7324, by facsimile at 410-740-1174, or by e-mail at ir@copt.com.

4,600,000 Shares

Corporate Office Properties Trust

Common Shares of Beneficial Interest

P R O S P E C T U S  S U P P L E M E N T

May 20, 2003

Legg Mason Wood Walker
Incorporated

McDonald Investments Inc.

QuickLinks

TABLE OF CONTENTS Prospectus Supplement
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF SHARES
CERTAIN FEDERAL INCOME TAX MATTERS
UNDERWRITING
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
TABLE OF CONTENTS
SUMMARY
Our Company
Forward-Looking Statements
RISK FACTORS
USE OF PROCEEDS
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
DESCRIPTION OF SHARES
FEDERAL INCOME TAX MATTERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION